02029379

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECD SEC APR 4 2002 1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.
(Exact Name of Registrant as Specified in Charter)

0000946812
(Registrant CIK Number)

Form 8-K for April 4, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-56242
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

RECD S.E.C. APR 4 2002 070

PROCESSED
APR 10 2002
THOMSON FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 4, 2002.

Bear Stearns Asset Backed Securities, Inc.

By: ______________________
Name: Matthew Perkins
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 OF REGULATION S-T,
THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

EXHIBIT 99.1

COMPUTATIONAL MATERIALS

for

BEAR STEARNS ASSET BACKED SECURITIES, INC.

Manufactured Housing Contract Asset-Backed Certificates, Series 2002-A

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

INFORMATION CONTAINED HEREIN WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PROIR COMPUTATIONAL MATERIALS

Computational Materials

$792,348,000

Manufactured Housing Contract Asset-Backed Certificates, Series 2002-A

Madison Avenue Manufactured Housing Contract Trust 2002-A
Issuer

GreenPoint Credit, LLC
Originator and Servicer

Wells Fargo Bank Minnesota, N.A.
Trustee and Back-up Servicer

Ambac Assurance Corporation
Class A Certificate Insurer

Bear, Stearns & Co. Inc.
Underwriter

March 20, 2002

1 of 95

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus supplement and prospectus (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$792,348,000
MADISON AVENUE MANUFACTURED HOUSING TRUST 2002-A
MANUFACTURED HOUSING CONTRACT ASSET-BACKED CERTIFICATES, SERIES 2002-A

Characteristics of the Certificates (1)(2)

Certificates	Original Certificate Balance	% of the Original Pool Balance	Pass-Through Rate	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Dist. Date	Legal Final Dist. Date	Initial Credit Support (7)	Expected Ratings (Moodys/S&P)
Class A-1	$381,329,000	45.24%	Floating (3)	2.19	0 / 56	11/25/06	3/25/32	34.00%	Aaa/AAA (5)
Class A-2	$175,000,000	20.76%	Floating (3)	2.36	0 / 57	12/25/06	3/25/32	34.00%	Aaa/AAA (5)
Class A-IO	(6)	(6)	[0.30]%	3.26 (4)			3/25/32	34.00%	Aaa/AAA (5)
Class M-1	$56,897,000	6.75%	Floating (3)	5.03	56 / 8	7/25/07	3/25/32	27.25%	Aa2/AA
Class M-2	$61,112,000	7.25%	Floating (3)	5.72	63 / 10	4/25/08	3/25/32	20.00%	A2/A
Class B-1	$59,005,000	7.00%	Floating (3)	6.48	72 / 11	2/25/09	3/25/32	13.00%	Baa2/BBB
Class B-2	$59,005,000	7.00%	Floating (3)	(8)	(8)	(8)	(8)	(8)	(8)

Notes:

(1) Pricing Speed Assumption: 200% MHP (i.e., 7.4% CPR in month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR.).
(2) Class sizes are subject to a 10% variance.
(3) 1-month LIBOR plus the related margin, subject to the related Adjusted Net WAC Cap Rate. The Class A (other than the Class A-IO), Class M and Class B Certificates will each be entitled to payments of interest arising from the Yield Maintenance Agreements (as described herein).
(4) Duration.
(5) Credit enhancement for the Class A and Class A-IO Certificates will include a 100% principal and interest guaranty from Ambac Assurance Corporation.
(6) The notional amount of the Class A-IO Certificates will be equal to the aggregate principal balance of the Contracts (initially, $842,922,270).
(7) The subordination level as of the Closing Date.
(8) The Class B-2 Certificates are not offered hereby.

THE COLLATERAL

- The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As March 1, 2002 (the "Cut-off Date"), there were 22,268 Contracts with an aggregate principal balance of $842,922,270. Approximately 68.62% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.38% were adjustable-rate contracts.
- The trust will be entitled to payments under the Yield Maintenance Agreements (as described more fully herein).

THE STRUCTURE

<u>Class A Certificates</u>

The Class A Certificates will be issued as floating-rate senior securities.

<u>Class A-IO Certificates</u>

The Class A-IO Certificates will have a pass-through rate equal to [0.30]% per annum and a notional amount equal to the aggregate principal balance of the Contracts, which will initially be equal to $842,922,270.

<u>Class M Certificates</u>

The Class M-1 and Class M-2 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

<u>Class B Certificates</u>

The Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") will be issued as floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Originator:	GreenPoint Credit, LLC
Seller:	EMC Mortgage Corporation
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Trust:	Madison Avenue Manufactured Housing Trust 2002-A
Servicer and Custodian:	GreenPoint Credit, LLC
Back-up Servicer:	Wells Fargo Bank Minnesota, N.A. (the "Back-up Servicer"). If a Servicing Termination Event were to occur, the Class A Certificate Insurer would have the right to appoint the Back-up Servicer as the new servicer. The Back-up Servicer would be required to transfer servicing within 60 days of notice.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer:	Ambac Assurance Corporation ("Ambac"). Ambac is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service.
LIBOR Cap Counterparty:	Bear Stearns Financial Products, Inc. (the "LIBOR Cap Counterparty"). The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service.
The Offered Certificates:	The Class A-1 Certificates, the Class A-2 Certificates, the Class A-IO Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class B-1 Certificates (the "Offered Certificates").
The Non-Offered Certificates:	The Class B-2 Certificates, Class C Certificates and the Class R Certificates.
Federal Tax Status:	The Offered Certificates will constitute regular REMIC interests for U.S. federal income tax purposes.
Eligible Investors:	The Offered Certificates will be publicly offered.
Registration:	The Certificates will be available in book-entry form through DTC, Euroclear and Clearsteam.
Minimum Denominations:	For the Class A-1 and Class A-2 Certificates: $25,000 and multiples of $1 in excess thereof. For the Class A-IO, Class M-1, Class M-2 and Class B-1 Certificates: $250,000 and multiples of $1 in excess thereof.
ERISA Eligibility:	The Class A Certificates will be ERISA Eligible, subject to the considerations described in the prospectus.
SMMEA Eligibility:	The Class A-1, Class A-2, Class A-IO and Class M-1 Certificates will be "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B-1 Certificates will not be SMMEA eligible.
Cut-off Date:	March 1, 2002.
Closing Date: 2002.	On or about March 28, 2002. Bear Stearns will settle with investors on or about April 11,
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in April 2002.
Record Date:	The business day just before the distribution date.
Pricing Prepayment Speed:	200% MHP (i.e., 7.4% CPR on month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR).

Optional Termination: The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised on or after the 36th distribution date (the "Clean-up Call Date") by the holder of the Class C Certificates if the aggregate principal balance of the Contracts is less than or equal to 10% of the aggregate principal balance of the Contracts as of the Cut-off Date, subject to the consent of the Class A Certificate Insurer.

The Contracts: The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As of the Cut-off Date, there were 22,268 Contracts with an aggregate principal balance of $842,922,270. As of the Cut-off Date, there were 12,434 fixed-rate Contracts originated in 1999 with an aggregate principal balance of $428,182,416 (the "Group I Contracts") and 9,834 fixed- and adjustable-rate Contracts originated in 2001 with an aggregate principal balance of $414,739,854 (the "Group II Contracts").

Pass-Through Rate: On each distribution date, the Pass-Through Rate for each Class of Certificates will be equal to one-month LIBOR plus the related margin per annum, subject to the related Adjusted Net WAC Cap Rate.

Formula Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates), the Pass-Through Rate for such class without giving effect to any application of the Adjusted Net WAC Cap Rate.

Current Interest: With respect to the Class A, Class M and Class B Certificates and each distribution date, the interest accrued at the applicable Pass-Through Rate for the applicable accrual period on the Class Principal Balance (or, in the case of the Class A-IO Certificates, the notional amount) of such class.

Interest Accrual Period: Interest will accrue on the Class A, Class M and Class B Certificates at their respective Pass-Through Rates from the distribution date in the month preceding the month of such distribution date (or, in the case of the first distribution date, from the Closing Date) through the day before such distribution date on an actual/360-day basis, except for the Class A-IO Certificates, which will accrue on a 30/360-day basis. There will be no delay days.

Net WAC Cap Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates) and each distribution date, a per annum rate equal to the sum of (I) the excess of (A) the weighted average of the Expense Adjusted Contract Rates of the Contracts as of the first day of the related due period over (B) the percentage equivalent of a fraction, the numerator of which is (1) 12 times the amount of the premium payable to the Class A Certificate Insurer on such distribution date (as set forth in the Insurance Agreement), and the denominator of which is (2) the aggregate principal balance of the Contracts as of the first day of the related due period and (II) a fraction, expressed as a percentage, the numerator of which is the amount of any payment actually received under the Yield Maintenance Agreement for the related distribution date and the denominator of which is the product of one-twelfth (1/12th) and the aggregate principal balance of the Contracts as of the first day of the related due period. The Net WAC Cap Rate will be applied on an actual/360-day basis, and adjusted for payments of interest on the Class A-IO Certificates.

Adjusted Net WAC Cap Rate: With respect to any distribution date, occurring (i) on or prior to the March 2005 distribution date, the Net WAC Cap Rate adjusted for the LIBOR Cap Counterparty Fee and (ii) after the payment date in March 2005, the Net WAC Cap Rate.

Aggregate Expense Rate: The sum of the Servicing Fee Rate, the Backup Servicing Fee Rate, the Trustee Fee Rate and the rate at which the premium on the Policy is calculated. The Servicing Fee and the Backup Servicing Fee are calculated based on the outstanding principal balance of each Contract. The Trustee Fee is calculated based on the aggregate principal balance of the Class A, M and B Certificates. The rate at which the premium on the Policy is calculated is based on the aggregate class principal balance of the Class A Certificates.

Expense Adjusted Contract Rate: With respect to any Contract, the then applicable interest rate thereon less the sum of (x) the Trustee Fee Rate, (y) the Servicing Fee Rate and (z) the Back-up Servicing Fee Rate, such interest to be calculated on an actual/360 basis.

Basis Risk Carryover Shortfall: With respect to any distribution date and the related class of Class A, M or B Certificates, the excess, if any, of: (1) the amount of interest that the related class of Certificates would have been entitled to receive on such distribution date had the Pass-Through Rate been calculated based on the related Formula Rate, over (2) the amount of interest that the related class of Certificates received on such distribution date because the Pass-Through Rate for the related Certificates was calculated based on the related Adjusted Net WAC Cap Rate.

Interest Carryforward Amount: With respect to the Class A, Class M and Class B Certificates and each distribution date, the sum of (A) (1) the excess, if any, of (i) Current Interest for such class with respect to such distribution date or any prior distribution date over (ii) the amount actually distributed to such class with respect to Current Interest on such distribution date or prior distribution date, less (2) all amounts distributed on prior distribution dates in respect of the shortfall described in (1) for such class, and (B) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate.

Trustees Fee Rate: 0.005% per annum on the outstanding principal balance of the Class A, M and B Certificates.

Backup Servicing Fee Rate: 0.020% per annum on the outstanding principal balance of the Contracts.

Servicing Fee Rate: 1.00% per annum on the outstanding principal balance of the Contracts.

LIBOR Cap Counterparty Fee: $392,417 per month from and including the April 2002 distribution date to and including the March 2005 distribution date.

Yield Maintenance Agreements:

The Trust will benefit from a series of interest rate cap payments pursuant to three cap agreements (the "Yield Maintenance Agreements") between the Trust and the LIBOR Cap Counterparty, which are intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rates on the Class A, Class M and Class B Certificates, other than the Class A-IO Certificates, and the weighted average coupon of the Contracts. The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.

On each distribution date, payments under the Yield Maintenance Agreements will be made based on a notional amount equal to the lesser of (x) the related balance schedule (as described in the table below) generated by applying a constant 8% CPR for the first 96 distribution dates, and $0 thereafter, and (y) the actual balance. It is anticipated that the cap agreements will begin with the strike rates set forth below:

	BALANCE SCHEDULE	STRIKE RATE	MONTHS
1)	66.61% of the aggregate principal balance of the Class A Certificates @ 8% CPR	8.25%	1 to 96
2)	66.61% of the aggregate principal balance of the Class M and Class B Certificates @ 8% CPR	5.25%	1 to 96
3)	100.00% of the aggregate principal balance of the adjustable-rate Contracts @ 8% CPR	12.25%	1 to 96

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates:

<u>For the holders of the Class A Certificates:</u>

1) Surety Bond: Ambac will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall) on the Class A Certificates.
2) Subordination: the subordination of the Class M, Class B and Class C Certificates (initially, [34.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
3) Excess Spread (initially, [4.98]% per annum before losses).
4) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

<u>For the holders of the Class M-1 Certificates:</u>

1) Subordination: the subordination of the Class M-2, Class B and Class C Certificates (initially, [27.25]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

<u>For the holders of the Class M-2 Certificates:</u>

1) Subordination: the subordination of the Class B and Class C Certificates (initially, [20.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

For the holders of the Class B-1 Certificates:

1) Subordination: the subordination of the Class B-2 and Class C Certificates (initially, [13.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

Excess Spread: On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the October 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A Certificates (other than the Class A-IO Certificates), the Class M Certificates and the Class B Certificates, until paid in full, and be applied as net monthly excess cashflow, as described herein under "Priority of Payments—Interest" and "—Net Monthly Excess Cashflow."

Spread Holiday Payments: On the April 2002 distribution date, 100%, and from and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of excess spread will not be available for payments of additional principal on the Offered Certificates. Spread Holiday Payments are made to the holder of the Class C Certificates after covering current period interest shortfalls and losses.

Allocated Realized Loss Amount: With respect to any distribution date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, the reduction of the Class Principal Balance of such Class on such distribution date as a result of the sum of the aggregate Class Principal Balance of the Class A, Class M and Class B Certificates exceeding the aggregate principal balance of the Contracts as of the last day of the related due period.

Realized Losses: If a Contract becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Contract. The amount of such insufficiency is a "Realized Loss." Realized Losses on the Contracts will be absorbed first, by Excess Spread, then by the overcollateralization amount then outstanding. Following the reduction of the overcollateralization amount to zero, all allocable Realized Losses will be allocated in the following order: first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-1 Certificates. No Realized Losses will be allocated to the Class A Certificates.

Due Period: With respect to any distribution date, the immediately preceding calendar month.

Stepdown Date: The later of (a) the distribution date in April 2006 (i.e., the 49th distribution date), and (b) the first distribution date on which the aggregate principal balance of the Class A Certificates is less than or equal to [32]% of the aggregate principal balance of the Contracts for such distribution date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Payments of Interest

Amounts received in respect of interest collections on the Contracts will be applied in the following order of priority:

1) The fees and expenses of the Servicer, the Backup Servicer, the Trustee, the LIBOR Cap Counterparty and Ambac;
2) To the Class A and Class A-IO Certificateholders, Current Interest plus any Interest Carryforward Amount for each such class;
3) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy;
4) To the Class M-1 Certificateholders, Current Interest;
5) To the Class M-2 Certificateholders, Current Interest;
6) To the Class B-1 Certificateholders, Current Interest;
7) To the Class B-2 Certificateholders, Current Interest;
8) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement; and
9) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

Payments of Principal

Amounts received in respect of principal collections from the Contracts (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, until paid in full;
5) To the Class M-2 Certificateholders, until paid in full;
6) To the Class B-1 Certificateholders, until paid in full; and
7) To the Class B-2 Certificateholders, until paid in full.
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

On and after the Stepdown Date (so long as a Trigger Event is not in effect)

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, the Class A Principal Payment Amount, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, the Class M-1 Principal Payment Amount, until paid in full;
5) To the Class M-2 Certificateholders, the Class M-2 Principal Payment Amount, until paid in full;
6) To the Class B-1 Certificateholders, the Class B-1 Principal Payment Amount, until

paid in full;

7) To the Class B-2 Certificateholders, the Class B-2 Principal Payment Amount, until paid in full; and
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

__Net Monthly Excess Cashflow__

Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) To the Trustee, reimbursement for any extraordinary expenses;
2) To the Class M-1 Certificateholders, any Interest Carryforward Amount;
3) To the Class M-2 Certificateholders, any Interest Carryforward Amount;
4) To the Class B-1 Certificateholders, any Interest Carryforward Amount;
5) To the Class B-2 Certificateholders, any Interest Carryforward Amount;
6) To the Class A Certificateholders, any Unpaid Class A Basis Risk Shortfall;
7) To the Class M-1 Certificateholders, any Unpaid Class M-1 Basis Risk Shortfall;
8) To the Class M-2 Certificateholders, any Unpaid Class M-2 Basis Risk Shortfall;
9) To the Class B-1 Certificateholders, any Unpaid Class B-1 Basis Risk Shortfall;
10) To the Class B-2 Certificateholders, any Unpaid Class B-2 Basis Risk Shortfall;
11) To the Class C Certificateholders, the spread holiday payment amount;
12) Any remaining available excess cashflow (including any unused amounts from the Yield Maintenance Agreements), will be allocated as additional principal as set forth under "Payments of Principal" above; and
13) To the holder of the Class C Certificates, any available remaining excess cashflow.

Principal Priority:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal collections from the Contracts will be paid to the Class A Certificates (as described under "Priority of Payments" above and under "Class A Principal Payment Amount" below), *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates, in each case until paid in full.

On or after the Stepdown Date, if a Trigger Event is not in effect, the applicable class Principal Payment Amount will be calculated such that all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: First, to the Class A Certificates, in the proportions described under the definition of "Class A Principal Payment Amount," such that the Class A Certificates will have [68.00]% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have [54.50]% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have [40.00]% subordination, fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have [26.00]% subordination, and last, to the B-2 Certificates any remaining amounts; *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates, in each case until paid in full.

Class A Principal Payment Amount: The excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [68.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Each month, principal will be allocated to the Class A-2 Certificates in an amount equal to the product of (a) the fraction, (1) the numerator of which is equal to principal collections from the Group II Contracts and (2) the denominator of which is equal to principal collections from both the Group I and Group II Contracts, (b) approximately 63.93201% and (c) the amount of principal (including additional principal) allocable to the Class A Certificates on such distribution date (the "Monthly Class A-2 Certificate Principal Allocation"). The monthly principal allocation for the Class A-1 Certificates will be equal to the excess of (a) the amount of principal (including additional principal) allocable to the Class A Certificates on such distribution date and (b) the Monthly Class A-2 Certificate Principal Allocation.

Class M-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [54.50]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates and the Class M-1 Certificates (after taking into account the payment of the Class A Principal Payment Amount and the Class M-1 Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [40.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-1 Principal Payment Amount:	The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [26.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).
Class B-2 Principal Payment Amount:	The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class B-1 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).
Class Payment Amount Calculation Fraction:	For any distribution date, the percentage equivalent of a fraction, the numerator of which is (x) the overcollateralization amount and the denominator of which is (y) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).
Overcollateralization Amount:	With respect to any distribution date, the amount, if any, by which the aggregate outstanding principal balance of the Contracts (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related due period) exceeds the aggregate Class Principal Balance of the Certificates as of such distribution date after giving effect to distributions to be made on such distribution date. The Overcollateralization Amount is represented by the Class C Certificates.

Trigger Event: A Trigger Event will not exist with respect to any distribution date on or after the Stepdown Date if, during the applicable period, each of the applicable standards specified below for the Cumulative Realized Loss Test, the Rolling 12-month Realized Loss Ratio Test and the Rolling 3-month 60+ Day Delinquency Test are satisfied:

Cumulative Realized Loss Test

1) Beginning on the distribution date on April 2006 and ending on the distribution date in March 2007, if the Cumulative Realized Loss Percentage does not exceed [10.00]%;
2) Beginning on the distribution date on April 2007 and ending on the distribution date in March 2008, if the Cumulative Realized Loss Percentage does not exceed [11.00]%;
3) Beginning on the distribution date on April 2008 and ending on the distribution date in March 2009, if the Cumulative Realized Loss Percentage does not exceed [12.00]%;
4) Beginning on the distribution date on April 2009 and thereafter, if the Cumulative Realized Loss Percentage does not exceed [13.00]%.

Rolling 12-month Realized Loss Ratio Test

The 12-month Realized Loss Ratio (as defined below) does not exceed [4.50]%.

Rolling 3-month 60+ Day Delinquency Test

The three-month rolling average of the Contracts that are 60 days or more delinquent does not exceed [8.00]%.

Twelve-Month Realized Loss Ratio: As to any distribution date, the percentage equivalent of the fraction, the numerator of which is the arithmetic average of the aggregate net liquidation losses for twelve preceding collection period related to such distribution date and the denominator of which is the arithmetic average of the aggregate principal balance of the Contracts for such distribution date and the preceding eleven distribution dates, the result of which is multiplied by twelve.

Monthly Advances: The Servicer will advance its own funds to cover any shortfalls in payments of principal and interest due on the Contracts in any month in which: (i) the Servicer received a payment on a contract that is less than the full scheduled payment or (ii) the Servicer receives no payment on the Contract; and, in each case, the Servicer determines that the advance will be recoverable from future payments or collections on that contract.

Prospectus: The Offered Certificates are being offered pursuant to a prospectus supplement and the prospectus (the "Prospectus"). Additional information with respect to the Offered Certificates and the collateral is contained in the Prospectus. The material presented herein is qualified in its entirety by the information appearing in the Prospectus, including the exhibits thereto. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Prospectus.

Prepayment Sensitivity Tables

Class A-1 *(to call/ to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	4.52	3.01	2.54	2.19	1.91	1.69
Modified Duration (years)	4.20	2.85	2.42	2.09	1.83	1.63
First Principal Payment	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Principal Payment	08/25/10	04/25/08	07/25/07	11/25/06	04/25/06	11/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	101	73	64	56	49	44
Illustrative Yield @ Par (30/360)	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Class A-2 *(to call/ to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	5.20	3.23	2.73	2.36	2.08	1.85
Modified Duration (years)	4.79	3.05	2.59	2.26	1.99	1.78
First Principal Payment	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02	04/25/02
Last Principal Payment	12/25/10	06/25/08	08/25/07	12/25/06	05/25/06	12/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	105	75	65	57	50	45
Illustrative Yield @ Par (30/360)	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Class A-IO *(to call)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	16.28	9.44	7.44	6.04	5.01	4.26
Modified Duration (years)	3.25	3.30	3.29	3.26	3.18	3.11
Illustrative Yield @ Par (30/360)	25.75%	19.18%	15.72%	12.07%	8.12%	3.94%

Class M-1 *(to call/ to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.16	6.58	5.72	5.03	4.48	4.02
Modified Duration (years)	7.82	5.85	5.15	4.58	4.11	3.72
First Principal Payment	12/25/10	06/25/08	08/25/07	12/25/06	05/25/06	12/25/05
Last Principal Payment	10/25/11	02/25/09	04/25/08	07/25/07	12/25/06	07/25/06
Principal Lockout (months)	104	74	64	56	49	44
Principal Window (months)	11	9	9	8	8	8
Illustrative Yield @ Par (30/360)	3.22%	3.22%	3.22%	3.22%	3.22%	3.22%

Class M-2 *(to call/ to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.95	7.35	6.45	5.72	5.13	4.63
Modified Duration (years)	7.97	6.20	5.54	4.99	4.52	4.12
First Principal Payment	10/25/11	02/25/09	04/25/08	07/25/07	12/25/06	07/25/06
Last Principal Payment	07/25/12	12/25/09	01/25/09	04/25/08	09/25/07	03/25/07
Principal Lockout (months)	114	82	72	63	56	51
Principal Window (months)	10	11	10	10	10	9
Illustrative Yield @ Par (30/360)	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%

Class B-1 *(to call/ to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	10.72	8.16	7.24	6.48	5.86	5.32
Modified Duration (years)	8.02	6.49	5.89	5.37	4.92	4.54
First Principal Payment	07/25/12	12/25/09	01/25/09	04/25/08	09/25/07	03/25/07
Last Principal Payment	04/25/13	10/25/10	11/25/09	02/25/09	06/25/08	11/25/07
Principal Lockout (months)	123	92	81	72	65	59
Principal Window (months)	10	11	11	11	10	9
Illustrative Yield @ Par (30/360)	5.28%	5.28%	5.29%	5.29%	5.29%	5.28%

Note: The Class M-2 and Class B-2 Certificates will be offered at dollar prices below par.

Adjusted Net WAC Cap Rate
(Scenario: Index Values @ 20.0%)

Month	(%)	Month	(%)	Month	(%)
1	7.521	37	19.590	73	17.758
2	18.087	38	19.884	74	17.968
3	17.837	39	19.536	75	17.531
4	18.085	40	19.829	76	17.736
5	17.836	41	19.479	77	17.294
6	17.836	42	19.450	78	17.172
7	18.086	43	19.740	79	17.370
8	17.822	44	19.387	80	16.921
9	18.691	45	19.676	81	17.113
10	18.406	46	19.322	82	16.658
11	18.389	47	19.287	83	16.523
12	19.234	48	20.283	84	17.417
13	18.355	49	19.214	85	16.240
14	18.605	50	19.497	86	16.418
15	18.321	51	19.138		
16	18.571	52	19.419		
17	18.286	53	19.057		
18	18.269	54	19.015		
19	18.518	55	19.293		
20	18.233	56	18.928		
21	19.126	57	19.203		
22	18.820	58	18.835		
23	18.801	59	18.788		
24	19.373	60	19.771		
25	18.760	61	18.685		
26	19.024	62	18.954		
27	18.716	63	18.578		
28	18.979	64	18.843		
29	18.670	65	18.464		
30	18.646	66	18.406		
31	18.906	67	18.667		
32	18.596	68	18.281		
33	19.182	69	18.503		
34	18.861	70	18.079		
35	18.834	71	17.975		
36	19.748	72	18.533		

Selected Assumptions: 1) 1-mo. LIBOR, 1-yr. LIBOR and 1-yr. UST each equal 20.0% per annum.
2) 200% MHP

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Selected Characteristics of the Contracts

As of the Cut-off Date

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	**I**	**II**		
Percent of Total	**50.80%**	**17.82%**	**31.38%**	**100.00%**
Current Principal Balance	$428,182,416.39	$150,211,859.05	$264,527,994.46	$842,922,269.90
Number of Contracts	12,434	4,466	5,368	22,268
Average Original Balance	$35,899	$35,271	$49,664	$39,091
Average Current Balance	$34,436	$33,635	$49,279	$37,854
Up to $20,000.00	7.19%	8.15%	2.05%	5.75%
$20,000.01 to $25,000.00	6.36%	8.62%	2.43%	5.53%
$25,000.01 to $30,000.00	10.25%	10.65%	5.06%	8.69%
$30,000.01 to $35,000.00	12.85%	9.97%	5.59%	10.06%
$35,000.01 to $40,000.00	12.65%	9.94%	6.55%	10.25%
$40,000.01 to $45,000.00	11.17%	10.00%	7.51%	9.81%
$45,000.01 to $50,000.00	10.28%	9.34%	8.68%	9.61%
$50,000.01 to $55,000.00	8.70%	8.26%	9.79%	8.96%
$55,000.01 to $60,000.00	7.28%	5.57%	8.64%	7.40%
$60,000.01 to $65,000.00	5.35%	4.27%	7.33%	5.78%
$65,000.01 to $70,000.00	3.15%	3.41%	6.41%	4.22%
$70,000.01 to $75,000.00	2.01%	2.56%	5.01%	3.05%
$75,000.01 to $80,000.00	1.44%	2.23%	4.52%	2.55%
$80,000.01 to $85,000.00	0.62%	1.36%	3.80%	1.75%
$85,000.01 to $90,000.00	0.41%	1.39%	3.39%	1.52%
$90,000.01 to $95,000.00	0.11%	0.86%	2.93%	1.13%
$95,000.01 to $100,000.00	0.07%	0.85%	1.91%	0.79%
$100,000.01 or greater	0.10%	2.58%	8.41%	3.15%
Gross Contract Rate				
WA Gross Contract Rate	10.285%	10.827%	8.326%	9.767%
4.001% to 5.000%	–	0.04%	1.09%	0.35%
5.001% to 6.000%	0.08%	0.36%	9.33%	3.03%
6.001% to 7.000%	0.06%	0.04%	19.25%	6.08%
7.001% to 8.000%	2.25%	2.31%	20.64%	8.03%
8.001% to 9.000%	25.70%	20.43%	18.82%	22.60%
9.001% to 10.000%	24.82%	24.29%	14.01%	21.33%
10.001% to 11.000%	15.85%	14.23%	7.01%	12.79%
11.001% to 12.000%	16.19%	12.09%	3.94%	11.61%
12.001% to 13.000%	10.29%	10.59%	3.65%	8.26%
13.001% to 14.000%	3.58%	5.23%	1.18%	3.12%
14.001% to 15.000%	1.11%	3.71%	0.62%	1.42%
15.001% to 16.000%	0.08%	3.03%	0.40%	0.70%
16.001% to 17.000%	–	1.58%	0.06%	0.30%
17.001% to 18.000%	–	1.70%	–	0.30%

18.001% or greater	--	0.38%	0.01%	0.07%

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
Margin				
WA Margin	–	–	6.39%	–
1.000% to 1.999%	–	–	0.13%	–
2.000% to 2.999%	–	–	0.86%	–
3.000% to 3.999%	–	–	8.02%	–
4.000% to 4.999%	–	–	14.18%	–
5.000% to 5.999%	–	–	22.56%	–
6.000% to 6.999%	–	–	18.81%	–
7.000% to 7.999%	–	–	13.22%	–
8.000% to 8.999%	–	–	9.99%	–
9.000% or 9.999%	–	–	5.94%	–
10.000% or greater	–	–	6.29%	–
Lifetime Rate Cap				
WA Lifetime Rate Cap	–	–	13.34%	–
9.000% to 9.999%	–	–	0.17%	–
10.000% to 10.999%	–	–	6.07%	–
11.000% to 11.999%	–	–	20.90%	–
12.000% to 12.999%	–	–	20.08%	–
13.000% to 13.999%	–	–	20.35%	–
14.000% to 14.999%	–	–	13.47%	–
15.000% to 15.999%	–	–	8.04%	–
16.000% to 16.999%	–	–	4.03%	–
17.000% or 17.999%	–	–	3.81%	–
18.000% or greater	–	–	3.06%	–
Months to Roll	–	–	8	-
Rate Reset Frequency (months)	–	–	12	–
Index Type				
1-year LIBOR	–	–	99.90%	–
1-year UST	–	–	0.10%	–
Remaining Term				
WA Remaining Term (months)	280	263	312	287
Not Available	–	0.02%	–	0.00%
Up to 60	0.55%	0.69%	0.08%	0.42%
61 to 120	2.35%	4.65%	1.30%	2.43%
121 to 180	7.48%	12.23%	5.77%	7.79%
181 to 240	17.74%	43.40%	25.14%	24.63%
241 to 300	11.65%	5.03%	2.59%	7.62%
301 to 360	60.24%	33.99%	65.13%	57.10%
Original Term (months)	311	270	314	305
Age (months)	31	7	3	18

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
LTV				
WA LTV	89.13%	88.83%	88.61%	88.92%
Not Available	0.14%	2.06%	0.32%	0.54%
Up to 70.00%	1.87%	3.70%	2.83%	2.50%
70.01% to 80.00%	5.75%	9.23%	9.13%	7.43%
80.01% to 90.00%	36.41%	33.55%	34.53%	35.31%
90.01% to 100.00%	55.83%	50.78%	53.12%	54.08%
100.01% to 110.00%	–	0.51%	0.08%	0.11%
110.01% or greater	–	0.17%	–	0.03%
Credit Score				
WA Credit Score (Non-Zero)	629	671	680	653
400 to 499	0.30%	0.10%	0.01%	0.17%
500 to 519	0.94%	0.17%	0.05%	0.52%
520 to 539	2.76%	0.57%	0.20%	1.57%
540 to 559	5.81%	0.73%	0.26%	3.17%
560 to 579	8.83%	3.72%	2.49%	5.93%
580 to 599	11.97%	5.63%	3.59%	8.21%
600 to 619	13.83%	9.57%	7.65%	11.13%
620 to 639	12.12%	11.34%	11.27%	11.72%
640 to 659	10.16%	11.55%	13.94%	11.59%
660 to 679	7.56%	11.65%	14.01%	10.31%
680 to 699	5.22%	10.40%	10.56%	7.82%
700 to 719	3.60%	8.77%	9.48%	6.36%
720 to 739	3.10%	6.89%	7.93%	5.29%
740 to 759	2.36%	6.80%	7.82%	4.86%
760 to 779	1.50%	4.48%	5.19%	3.19%
780 to 799	0.86%	2.65%	3.40%	1.98%
800 and Greater	0.30%	0.81%	1.37%	0.72%
Not Available	8.78%	4.18%	0.78%	5.45%
Occupancy Status				
Owner Occupied	97.34%	80.66%	90.86%	92.34%
Non-Owner Occupied	2.66%	19.34%	9.14%	7.66%
Loan Purpose				
Purchase	99.51%	97.49%	99.92%	99.28%
Refinance	0.49%	0.76%	0.08%	0.41%
Other	–	1.74%	–	0.31%

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
Collateral Size				
Single Wide	41.29%	28.71%	14.44%	30.62%
Double Wide	56.68%	68.11%	82.41%	66.79%
Multi Wide	2.02%	1.40%	3.16%	2.27%
Not Available	–	1.78%	–	0.32%
Collateral Location				
In Park	32.09%	27.99%	20.15%	27.61%
Not In Park	63.16%	61.71%	72.20%	65.74%
Not Available	4.76%	10.30%	7.65%	6.65%
Collateral Status				
New	83.09%	58.31%	90.38%	80.96%
Used	11.10%	7.69%	4.64%	8.47%
Repossession/Refinance	5.81%	32.22%	4.99%	10.26%
Not Available	–	1.78%	–	0.32%
Land Home Status				
Yes	0.00%	20.93%	34.13%	14.44%
No	100.00%	79.07%	65.87%	85.56%
States > 5%	14.38% TX 7.56% GA 7.05% AL 6.29% NC	14.57% TX 9.11% GA 5.83% AL	8.89% NC 8.29% FL 7.89% TX 5.82% GA	12.38% TX 7.29% GA 6.83% NC 6.00% AL 5.64% FL

Delinquency Status: As of the Cut-off Date, no more than 2.00% of the aggregate principal balance of the Contracts will be 30 to 59 days delinquent, no more than 1.00% of the aggregate principal balance of the Contracts will be 60 to 89 days delinquent and none of the Contracts will be 90 or more days delinquent.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

Computational Materials

$734,772,000 *(Approximate)*

Manufactured Housing Contract Asset-Backed Certificates, Series 2002-A

Madison Avenue Manufactured Housing Contract Trust 2002-A
Issuer

GreenPoint Credit, LLC
Originator and Servicer

Wells Fargo Bank Minnesota, N.A.
Trustee and Back-up Servicer

Ambac Assurance Corporation
Class A Certificate Insurer

Bear, Stearns & Co. Inc.
Underwriter

March 18, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$734,772,000 *(Approximate)*

MADISON AVENUE MANUFACTURED HOUSING TRUST 2002-A
MANUFACTURED HOUSING CONTRACT ASSET-BACKED CERTIFICATES, SERIES 2002-A

Characteristics of the Certificates (1)(2)

Certificates	Original Certificate Balance	% of the Original Pool Balance	Pass-Through Rate	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Dist. Date	Legal Final Dist. Date	Initial Credit Support (7)	Expected Ratings *(Moodys/S&P)*
Class A	$544,745,000	64.50%	Floating (3)	2.19	0 / 55	10/25/06	3/25/34	35.50%	Aaa/AAA (5)
Class A-IO	(6)	(6)	[0.30]%	3.57 (4)	0 / 93	12/25/09	3/25/34	35.50%	Aaa/AAA (5)
Class M-1	$69,677,000	8.25%	Floating (3)	5.03	54 / 13	10/25/07	3/25/34	28.50%	Aa2/AA
Class M-2	$61,231,000	7.25%	Floating (3)	5.91	58 / 19	8/25/08	3/25/34	20.25%	A2/A
Class B-1	$59,119,000	7.00%	Floating (3)	6.53	58 / 28	5/25/09	3/25/34	13.00%	Baa2/BBB
Class B-2	$59,119,000	7.00%	Floating (3)						(8)

Notes:

(1) Pricing Speed Assumption: 200% MHP (i.e., 7.4% CPR in month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR.).

(2) Class sizes are subject to a 10% variance.

(3) 1-month LIBOR plus the related margin, subject to the related Adjusted Net WAC Cap Rate. The Class A (other than the Class A-IO), Class M and Class B Certificates will each be entitled to payments of interest arising from the Yield Maintenance Agreements (as described herein).

(4) Duration.

(5) Credit enhancement for the Class A and Class A-IO Certificates will include a 100% principal and interest guaranty from Ambac Assurance Corporation.

(6) The notional amount of the Class A-IO Certificates will be equal to the aggregate principal balance of the Contracts (initially, $844,565,297).

(7) "Initial Credit Support" represents the subordination level as of the Closing Date. On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the September 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A, M and B Certificates, until paid in full.

(8) The Class B-2 Certificates are not offered hereby.

THE COLLATERAL

- The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As February 28, 2002 (the "Statistical Calculation Date"), there were 22,268 Contracts with an aggregate principal balance of $844,565,297. Approximately 68.57% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.43% were adjustable-rate contracts.
- The trust will be entitled to payments under the Yield Maintenance Agreements (as described more fully herein).

THE STRUCTURE

Class A Certificates

The Class A Certificates will be issued as uncapped, floating-rate, super-senior securities.

Class A-IO Certificates

The Class A-IO Certificates will have a pass-thru rate equal to [0.30]% per annum and a notional balance equal to the aggregate principal balance of the Contracts, which will initially be equal to $844,565,297.

Class M Certificates

The Class M-1 and Class M-2 Certificates (collectively, the "Class M Certificates") will be issued as uncapped floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

Class B Certificates

The Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") will be issued as uncapped floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Originator:	GreenPoint Credit, LLC
Seller:	EMC Mortgage Corporation
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Trust:	Madison Avenue Manufactured Housing Trust 2002-A
Servicer and Custodian:	GreenPoint Credit, LLC
Back-up Servicer:	Wells Fargo Bank Minnesota, N.A. (the "Back-up Servicer"). If a Servicing Termination Event were to occur, the Class A Certificate Insurer would have the right to appoint the Back-up Servicer as the new servicer. The Back-up Servicer would be required to transfer servicing within 60 days of notice.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer:	Ambac Assurance Corporation ("Ambac"). Ambac is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.
LIBOR Cap Counterparty:	[Bear Stearns Financial Products, Inc.] (the "LIBOR Cap Counterparty"). The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.
The Offered Certificates:	The Class A Certificates, the Class A-IO Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class B-1 Certificates (the "Offered Certificates").
The Non-Offered Certificates:	The Class B-2 Certificates, Class C Certificates and the Class R Certificates.
Federal Tax Status:	The Offered Certificates will constitute regular REMIC interests for U.S. federal income tax purposes.
Eligible Investors:	The Offered Certificates will be publicly offered.
Registration:	The Certificates will be available in book-entry form through DTC, Euroclear and Clearsteam.
Minimum Denominations:	For the Class A Certificates: $25,000 and multiples of $1 in excess thereof. For the Class A-IO, Class M-1, Class M-2 and Class B-1 Certificates: $250,000 and multiples of $1 in excess thereof.
ERISA Eligibility:	The Offered Certificates will be ERISA Eligible, subject to the considerations described in the prospectus.
SMMEA Eligibility:	The Offered Certificates will be "mortgage related securities" for purposes of SMMEA.
Cut-off Date:	March 1, 2002.
Closing Date:	On or about March 28, 2002.
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in April 2002.
Record Date:	The business day just before the distribution date.
Legal Final Distribution Date:	March 25, 2034.
Pricing Prepayment Speed:	200% MHP (i.e., 7.4% CPR on month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR).

Optional Termination: The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised on or after the 36th distribution date (the "Clean-up Call Date") by the holder of the Class C Certificates if the aggregate principal balance of the Contracts is less than or equal to 10% of the aggregate principal balance of the Contracts as of the Cut-off Date, subject to the consent of the Class A Certificate Insurer.

The Contracts: The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As of the Cut-off Date, there were 22,268 Contracts with an aggregate principal balance of $844,565,297. Approximately 68.57% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.43% were adjustable-rate contracts.

Pass-Through Rate: On each distribution date, the Pass-Through Rate for each Class of Certificates will be equal to the one-month LIBOR plus the related margin per annum, subject to the related Adjusted Net WAC Cap Rate.

Formula Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates), the Pass-Through Rate for such class without giving effect to any application of the Adjusted Net WAC Cap Rate.

Current Interest: With respect to the Class A, Class M and Class B Certificates and each distribution date, the interest accrued at the applicable Pass-Through Rate for the applicable accrual period on the Class Principal Balance (or, in the case of the Class A-IO Certificates, the notional amount) of such class.

Interest Accrual Period: Interest will accrue on the Class A, Class M and Class B Certificates at their respective Pass-Through Rates from the distribution date in the month preceding the month of such distribution date (or, in the case of the first distribution date, from the Closing Date) through the day before such distribution date on an actual/360-day basis, except for the Class A-IO Certificates, which will accrue on a 30/360-day basis. There will be no delay days.

Net WAC Cap Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates) and each distribution date, a per annum rate equal to the sum of (I) the excess of (A) the weighted average of the Expense Adjusted Contract Rates of the Contracts as of the first day of the related due period over (B) the percentage equivalent of a fraction, the numerator of which is (1) 12 times the amount of the premium payable to the Class A Certificate Insurer on such distribution date (as set forth in the Insurance Agreement), and the denominator of which is (2) the aggregate principal balance of the Contracts as of the first day of the related due period and (II) a fraction, expressed as a percentage, the numerator of which is the amount of any payment actually received under the Yield Maintenance Agreement for the related distribution date and the denominator of which is the product of one-twelfth (1/12th) and the aggregate principal balance as of the first day of the related due period. The Net WAC Cap Rate will be applied on an actual/360-day basis.

Adjusted Net WAC Cap Rate: With respect to any distribution date, occurring (i) on or prior to the March 2005 distribution date, the Net WAC Cap Rate adjusted for the LIBOR Cap Counterparty Fee and (ii) after the payment date in March 2005, the Net WAC Cap Rate.

Aggregate Expense Rate:	The sum of the Servicing Fee Rate, the Backup Servicing Fee Rate, the Trustee Fee Rate and the rate at which the premium on the Policy is calculated. The Servicing Fee and the Backup Servicing Fee are calculated based on the outstanding principal balance of each Contract. The Trustee Fee is calculated based on the aggregate principal balance of the Class A, M and B Certificates. The rate at which the premium on the Policy is calculated is based on the aggregate class principal balance of the Class A Certificates. With respect to any distribution date, the Aggregate Expense Rate is not expected to exceed approximately [_.__]% per annum, as a percentage of the aggregate principal balance of the Contracts.
Expense Adjusted Contract Rate:	With respect to any Contract, the then applicable interest rate thereon less the sum of (x) the Trustee Fee Rate, (y) the Servicing Fee Rate and (z) the Back-up Servicing Fee Rate, such interest to be calculated on an actual/360 basis.
Basis Risk Carryover Shortfall:	With respect to any distribution date and the related Class of Class A, M or B Certificates, the excess, if any, of: (1) the amount of interest that the related Certificate would have been entitled to receive on such distribution date had the Pass-Through Rate not been calculated based on the related Adjusted Net WAC Cap Rate, over (2) the amount of interest that the related Certificate received on such distribution date because the Pass-Through Rate for the related Certificates was calculated based on the related Adjusted Net WAC Cap Rate.
Interest Carryforward Amount:	With respect to the Class A, Class M and Class B Certificates and each distribution date, the sum of (A) (1) the excess, if any, of (i) Current Interest for such class with respect to such distribution date or any prior distribution date over (b) the amount actually distributed to such class with respect to Current Interest on such distribution date or prior distribution date, less (2) all amounts distributed on prior distribution dates in respect of the shortfall described in (1) for such class, and (B) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate.
Trustees Fee Rate:	[0.005]% per annum on the outstanding principal balance of the Class A, M and B Certificates.
Backup Servicing Fee Rate:	[0.020]% per annum on the outstanding principal balance of the Contracts.
Servicing Fee Rate:	1.00% per annum on the outstanding principal balance of the Contracts.
LIBOR Cap Counterparty Fee:	$[425,000] per month from and including the April 2002 distribution date to and including the March 2005 distribution date.
Unpaid Interest Shortfall Amount:	With respect to the Certificates and (i) the first distribution date, zero, and (ii) any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such Class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class for such preceding distribution date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the Certificates of such Class on

such preceding distribution date, to the extent permitted by law, at the Pass-Through Rate for such Class for the related Interest Accrual Period.

Yield Maintenance Agreements:

The Trust will benefit from a series of interest rate cap payments pursuant to three cap agreements (the "Yield Maintenance Agreements") between the Trust and the LIBOR Cap Counterparty, which is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rates on the Class A, Class M and Class B Certificates, other than the Class A-IO Certificates, and the weighted average coupon of the Contracts. The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.

On each distribution date, payments under the Yield Maintenance Agreement will be made based on a notional amount equal to the lesser of (x) the related balance schedule (as described in the table below) generated by applying a constant 8% CPR for the first 96 distribution dates, and $0 thereafter, and (y) the related actual balance. It is anticipated that the cap agreements will begin with the strike rates set forth below:

	BALANCE SCHEDULE	STRIKE RATE	MONTHS
1)	68.57% of the aggregate principal balance of the Class A Certificates @ 8% CPR	8.25%	1 to 96
2)	68.57% of the aggregate principal balance of the Class M and Class B Certificates @ 8% CPR	5.25%	1 to 96
3)	100.00% of the aggregate principal balance of the adjustable-rate Contracts @ 8% CPR	12.25%	1 to 96

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for the Certificates, as the case may be:

For the holders of the Class A Certificates:

1) Surety Bond: Ambac will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall) on the Class A Certificates.
2) Subordination: the subordination of the Class M, Class B and Class C Certificates (initially, [35.50]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
3) Excess Spread (initially, [4.98]% per annum before losses).

For the holders of the Class M-1 Certificates:

4) Subordination: the subordination of the Class M-2, Class B and Class C Certificates (initially, [27.25]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
5) Excess Spread (initially, [4.98]% per annum before losses).

For the holders of the Class M-2 Certificates:

1) Subordination: the subordination of the Class B and Class C Certificates (initially, [20.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).

For the holders of the Class B-1 Certificates:

1) Subordination: the subordination of the Class B-2 and Class C Certificates (initially, [13.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).

Excess Spread: On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the October 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A Certificates (other than the Class A-IO Certificates), the Class M Certificates and the Class B Certificates, until paid in full, and be applied as net monthly excess cashflow, as described herein under "Priority of Payments—Interest" and "—Net Monthly Excess Cashflow."

Spread Holiday Payments: On the April 2002 distribution date, 100%, and from and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of excess will not be available for payments of additional principal on the Certificates.

Allocated Realized Loss Amount: With respect to any distribution date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, the reduction of the Class Principal Balance of such Class on such distribution date as a result of the sum of the aggregate Class Principal Balance of the Class A, Class M and Class B Certificates exceeding the aggregate principal balance of the Contracts as of the last day of the related due period.

Realized Losses: If a Contract becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Contract. The amount of such insufficiency is a "Realized Loss." Realized Losses on the Contracts will be absorbed first, by Excess Spread, then by the overcollateralization amount then outstanding. Following the reduction of the overcollateralization amount to zero, all allocable Realized Losses will be applied in the following order: first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-1 Certificates. No Realized Losses will be applied to the Class A Certificates.

Due Period: With respect to any distribution date, the immediately preceding calendar month; provided, however, that with respect to the first distribution date the due period will be the period beginning with the Cut-off Date and ending on the last day of the calendar month immediately preceding the first distribution date.

Stepdown Date: The later of (a) the distribution date in April 2005 (i.e., the 49th distribution date), and (b) the first distribution date on which the aggregate principal balance of the Class A Certificates is less than or equal to [29]% of the aggregate principal balance of the Contracts for such distribution date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Payments of Interest

Amounts received in respect of interest collections on the Contracts will be applied in the following order of priority:

1) The fees and expenses of the Servicer, the Backup Servicer, the Trustee, the LIBOR Cap Counterparty and Ambac;
2) To the Class A and Class A-IO Certificateholders, Current Interest plus any Interest Carryforward Amount for each such class;
3) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy;
4) To the Class M-1 Certificateholders, Current Interest;
5) To the Class M-2 Certificateholders, Current Interest;
6) To the Class B-1 Certificateholders, Current Interest;
7) To the Class B-2 Certificateholders, Current Interest;
8) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement; and
9) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

Payments of Principal

Amounts received in respect of principal collections from the Contracts (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, until paid in full;
5) To the Class M-2 Certificateholders, until paid in full;
6) To the Class B-1 Certificateholders, until paid in full; and
7) To the Class B-2 Certificateholders, until paid in full.
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

On and after the Stepdown Date (so long as a Trigger Event is not in effect)

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, the Class A Principal Payment Amount, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, the Class M-1 Principal Payment Amount, until paid in full;
5) To the Class M-2 Certificateholders, the Class M-2 Principal Payment Amount, until paid in full;

6) To the Class B-1 Certificateholders, the Class B-1 Principal Payment Amount, until paid in full;
7) To the Class B-2 Certificateholders, the Class B-2 Principal Payment Amount, until paid in full; and
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

Net Monthly Excess Cashflow

Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) To the Trustee, reimbursement for any extraordinary expenses;
2) To the Class M-1 Certificateholders, any Interest Carryforward Amount;
3) To the Class M-2 Certificateholders, any Interest Carryforward Amount;
4) To the Class B-1 Certificateholders, any Interest Carryforward Amount;
5) To the Class B-2 Certificateholders, any Interest Carryforward Amount;
6) To the Class A Certificateholders, any Unpaid Class A Basis Risk Shortfall;
7) To the Class M-1 Certificateholders, any Unpaid Class M-1 Basis Risk Shortfall;
8) To the Class M-2 Certificateholders, any Unpaid Class M-2 Basis Risk Shortfall;
9) To the Class B-1 Certificateholders, any Unpaid Class B-1 Basis Risk Shortfall;
10) To the Class B-2 Certificateholders, any Unpaid Class B-2 Basis Risk Shortfall;
11) To the Class C Certificateholders, the spread holiday payment amount;
12) Any remaining excess cashflow (including any unused amounts from the Yield Maintenance Agreements), will be allocated as additional principal as set forth under "Payments of Principal" above; and
13) To the holder of the Class C Certificates, any remaining excess cashflow.

Principal Priority:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal collections from the Contracts will be paid to the Class A Certificates (as described under "Priority of Payments" above), *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates.

On or after the Stepdown Date, if a Trigger Event is not in effect, the applicable class Principal Payment Amount will be calculated such that all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: First, to the Class A Certificates such that the Class A Certificates will have [71.00]% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have [54.50]% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have [40.00]% subordination, fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have [26.00]% subordination, and last, to the B-2 Certificates any remaining amounts.

Class A Principal Payment Amount:

The excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [71.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [54.50]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates and the Class M-1 Certificates (after taking into account the payment of the Class A Principal Payment Amount and the Class M-1 Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [40.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [26.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class B-1 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Trigger Event:

A Trigger Event will not exist with respect to any distribution date on or after the Stepdown Date if, during the applicable period, each of the applicable standards specified below for Cumulative Realized Loss Test and the Delinquency Test are satisfied:

Cumulative Realized Loss Test

1) Beginning on the distribution date on April 2006 and ending on the distribution date in March 2007, if the Cumulative Realized Loss Percentage does not exceed [7.50]%;
2) Beginning on the distribution date on April 2007 and ending on the distribution date in March 2008, if the Cumulative Realized Loss Percentage does not exceed [8.50]%;
3) Beginning on the distribution date on April 2008 and ending on the distribution date in March 2009, if the Cumulative Realized Loss Percentage does not exceed [9.50]%;
4) Beginning on the distribution date on April 2009 and thereafter, if the Cumulative Realized Loss Percentage does not exceed [11.00]%.

Delinquency Test

The three-month rolling average of the Contracts that are 60 days or more delinquent does not exceed [6.00]%.

Class Payment Amount Calculation Fraction:

For any distribution date, the percentage equivalent of a fraction, the numerator of which is (x) the overcollateralization amount and the denominator of which is (y) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Overcollateralization Amount:

With respect to any distribution date, the amount, if any, by which the aggregate outstanding principal balance of the Contracts (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related due period) exceeds the aggregate Class Principal Balance of the Certificates as of such distribution date after giving effect to distributions to be made on such distribution date.

Monthly Advances:

The Servicer will advance its own funds to cover any shortfalls in payments of principal and interest due to the certificates in any month in which: (i) the Servicer received a payment on a contract that is less than the full scheduled payment or (ii) the Servicer receives no payment on the Contract; and, in each case, the Servicer determines that the advance will be recoverable from future payments or collections on that contract.

Prospectus Supplement:

The Offered Certificates are being offered pursuant to a prospectus supplement (the "Prospectus Supplement"). Additional information with respect to the Offered Certificates and the collateral is contained in the Prospectus Supplement. The material presented herein is qualified in its entirety by the information appearing in the Prospectus Supplement, including the exhibits thereto. To the extent that the foregoing is inconsistent with the Prospectus Supplement, the Prospectus Supplement and the exhibits thereto shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus Supplement. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Prospectus Supplement.

Risk Factors:

The Offered Certificates are subject to various risks including, but not limited to, the following:

- The Offered Certificates are complex investments that should be considered only by institutional investors who, either alone or with their financial, tax and legal advisors, (i) have the expertise to analyze the Prospectus Supplement and the documents attached as schedules and appendices thereto, (ii) have the expertise to analyze the prepayment, reinvestment, default and market risk, tax consequences and other attributes of an investment in the Offered Certificates and the interaction of these factors and (iii) who are familiar with complex asset securitization structures.
- The yield and the aggregate amount and timing of distributions on the Offered Certificates may be subject to material variability from period to period and over the life of the Offered Certificates, and the Offered Certificates are not suitable investments for any investor that requires a regular or predictable schedule of monthly payments or payment on any specific date. An investment in the Offered Certificates involves substantial risks and uncertainties and should only be considered by sophisticated institutional investors with substantial investment experience with similar types of securities and with the financial ability to absorb substantial loss on such investment.
- A majority of the Contracts have Loan-to-Value Ratios in excess of 80% as of the Cut-off Date, which were not insured by a primary mortgage insurance policy.
- The Class M and Class B Certificates will be more sensitive to defaults and losses on the Contracts than the Class A Certificates.
- The obligors with respect to the Contracts may have had imperfect credit histories, including charged-off loans, irregular employment and previous bankruptcy filings.
- Certain of the loan files relating to the Contracts are known to have document defects that could result in delays in foreclosure and liquidation of in the event of default.
- The yields on the Offered Certificates will be sensitive to fluctuations in the level of LIBOR and may be adversely affected by the application of the Adjusted Net WAC Rate.
- Borrowers may prepay their Contracts in whole or in part at any time and their rate of prepayment cannot be predicted. A prepayment of the Contracts generally results in a prepayment of the Offered Certificates. An extremely rapid rate of prepayments on the Contracts could result in the failure of investors in the Class A-IO Offered Certificates to fully recover their investment.
- If substantial losses occur as a result of defaults and delinquent payments on the Contracts, and the Class A Certificate Insurer is unable to pay under the Policy, holders of the Class A Certificates and Class A-IO Offered Certificates may suffer losses.
- There may not be enough excess interest generated to build overcollateralization or, once built, to maintain any level of overcollateralization that may have been achieved.
- The Class A, M and B Certificateholders are not entitled to any amounts in respect

of the Spread Holiday Payments and such amounts will not provide credit enhancement for the Offered Certificates.

- Shortfalls in interest collections may arise from the application of the Soldier's and Sailors' Civil Relief Act of 1940, which will not be covered by the Master Servicer. . In addition, such amounts will not be covered under the Policy.

- Upon a Servicer Event of Default under the Pooling and Servicing Agreement, the Trustee may, with the consent of, and at the direction of, the Class A Certificate Insurer, remove the Servicer and appoint the Backup Servicer or another successor servicer. The manner in which the Servicer performs its servicing obligations will affect the amount and timing of principal and interest payments received on the Contracts. If the Servicer is replaced, such replacement or servicing transfer will involve notifying borrowers to remit payments to the new servicer, transferring physical possession of the loan files and records to the new servicer and entering loan and borrower data on the management information systems of the new servicer, and such transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that the rate and severity of mortgage loan delinquencies, defaults and losses are likely to temporarily increase, and may increase significantly, during the transition to a new servicer and immediately following servicing transfers.

- The Class A Certificate Insurer will have the sole right to remove the servicer upon the occurrence of certain servicing trigger events upon 30 days written notice to the Class A, M and B Certificateholders, who will be unable to prevent such removal.

- Substantial delays could be encountered in connection with the liquidation of delinquent Contracts and costs associated with such delays could reduce amounts available to Certificateholders.

- Property in certain states may be particularly susceptible to certain types of uninsurable hazards. A high degree of concentration of properties in such states may reduce the amounts available to pay Certificateholders.

- No more than 2.00% of the Contracts to be sold into the Trust on the Closing Date will be 60 to 89 days delinquent as of the Cut-off Date (and none of the Contracts may be 90 days or more delinquent as of the Cut-off Date). Such loans may be more likely than others to be delinquent or to default in the future producing shortfalls.

- Failure to comply with certain federal, state and local laws and regulations may result in fines and penalties that could be assessed against the Issuer as owner of the related property. In addition, violation of any state or federal lending practices laws may result in fines or penalties.

- Except with respect to certain payments on the Class A Certificates and Class A-IO Offered Certificates which are insured under the Policy, proceeds of the assets included in the Trust will be the sole source of payments on the Offered Certificates and there will be no recourse to the Depositor, the Servicer, the Back-up Servicer the Originator, Bear Stearns, the Trustee or any other entity.

- Each rating agency that is rating the Offered Certificates may change or withdraw its initial ratings at any time. If a rating agency reduces or withdraws its rating on one or more classes of the Offered Certificates, the liquidity and market value of the affected Offered Certificates is likely to be reduced.

Prepayment Sensitivity Tables

Class A *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	4.65	3.01	2.54	**2.19**	1.91	1.69
Modified Duration (years)	4.31	2.85	2.42	**2.09**	1.84	1.63
First Principal Payment	4/25/02	4/25/02	4/25/02	**4/25/02**	4/25/02	4/25/02
Last Principal Payment	10/25/10	4/25/08	6/25/07	**10/25/06**	4/25/06	11/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	103	73	63	**55**	49	44
Illustrative Yield @ Par (30/360)	2.295%	2.296%	2.296%	**2.297%**	2.297%	2.298%

Class M-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.07	6.50	5.65	**5.03**	4.62	4.13
Modified Duration (years)	7.76	5.79	5.09	**4.58**	4.23	3.81
First Principal Payment	10/25/10	4/25/08	6/25/07	**10/25/06**	4/25/06	11/25/05
Last Principal Payment	10/25/11	3/25/09	4/25/08	**10/25/07**	5/25/07	1/25/07
Principal Lockout (months)	102	72	62	**54**	48	43
Principal Window (months)	13	12	11	**13**	14	15
Illustrative Yield @ Par (30/360)	3.218%	3.219%	3.219%	**3.219%**	3.219%	3.220%

Class M-2 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.94	7.36	6.51	**5.91**	5.36	4.95
Modified Duration (years)	7.97	6.21	5.58	**5.13**	4.70	4.38
First Principal Payment	10/25/11	3/25/09	4/25/08	**2/25/07**	4/25/06	6/25/06
Last Principal Payment	7/25/12	12/25/09	3/25/09	**8/25/08**	2/25/08	9/25/07
Principal Lockout (months)	114	83	72	**58**	48	50
Principal Window (months)	10	10	12	**19**	23	16
Illustrative Yield @ Par (30/360)	4.249%	4.250%	4.250%	**4.250%**	4.250%	4.250%

Class B-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	10.71	8.17	7.32	**6.53**	5.84	5.32
Modified Duration (years)	8.01	6.49	5.94	**5.40**	4.91	4.52
First Principal Payment	7/25/12	12/25/09	6/25/08	**2/25/07**	4/25/06	5/25/06
Last Principal Payment	4/25/13	10/25/10	1/25/10	**5/25/09**	10/25/08	4/25/08
Principal Lockout (months)	123	92	74	**58**	48	49
Principal Window (months)	10	11	20	**28**	31	24
Illustrative Yield @ Par (30/360)	5.285%	5.285%	5.285%	**5.286%**	5.285%	5.285%

Note: The Class M-2 and Class and B-1 Certificates will be offered at dollar prices below par.

Adjusted Net WAC Cap Rate
(Scenario: Index Values @ 20.0%)

Month	(%)	Month	(%)	Month	(%)
1	7.50	37	19.65	73	17.77
2	18.09	38	19.94	74	17.98
3	17.84	39	19.60	75	17.55
4	18.09	40	19.89	76	17.75
5	17.84	41	19.54	77	17.31
6	17.84	42	19.51	78	17.19
7	18.09	43	19.80	79	17.38
8	17.82	44	19.45	80	16.93
9	18.69	45	19.74	81	17.13
10	18.41	46	19.39	82	16.67
11	18.39	47	19.35	83	16.53
12	19.23	48	20.35	84	17.43
13	18.36	49	19.28	85	16.25
14	18.61	50	19.57	86	16.43
15	18.32	51	19.21		
16	18.57	52	19.49		
17	18.29	53	19.13		
18	18.27	54	19.09		
19	18.52	55	19.37		
20	18.23	56	19.00		
21	19.13	57	19.28		
22	18.82	58	18.91		
23	18.80	59	18.86		
24	19.37	60	19.85		
25	18.76	61	18.76		
26	19.02	62	19.03		
27	18.72	63	18.66		
28	18.98	64	18.92		
29	18.67	65	18.54		
30	18.65	66	18.49		
31	18.90	67	18.72		
32	18.60	68	18.30		
33	19.18	69	18.52		
34	18.86	70	18.09		
35	18.83	71	17.99		
36	19.74	72	18.55		

Selected Assumptions: 1) 1-mo. LIBOR, 1-yr. LIBOR and 1-yr. UST each equal 20.0% per annum.
2) 200% MHP

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Selected Characteristics of the Contracts

As of the Statistical Calculation Date

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	**50.70%**	**17.88%**	**31.43%**	**100.00%**
Current Principal Balance	$428,182,416.39	$150,969,195.45	$265,413,684.83	$844,565,296.67
Loan Count	12,434	4,466	5,368	22,268
Average Original Balance	$35,899	$35,271	$49,664	$39,091
Average Current Balance	$34,436	$33,804	$49,444	$37,927
Up to $20,000.00	7.19%	8.06%	1.99%	5.71%
$20,000.01 to $25,000.00	6.36%	8.62%	2.41%	5.52%
$25,000.01 to $30,000.00	10.25%	10.60%	4.89%	8.63%
$30,000.01 to $35,000.00	12.85%	9.94%	5.69%	10.08%
$35,000.01 to $40,000.00	12.65%	9.96%	6.66%	10.29%
$40,000.01 to $45,000.00	11.17%	9.92%	7.41%	9.76%
$45,000.01 to $50,000.00	10.28%	9.35%	8.61%	9.59%
$50,000.01 to $55,000.00	8.70%	8.32%	9.82%	8.98%
$55,000.01 to $60,000.00	7.28%	5.54%	8.61%	7.39%
$60,000.01 to $65,000.00	5.35%	4.46%	7.42%	5.84%
$65,000.01 to $70,000.00	3.15%	3.31%	6.39%	4.20%
$70,000.01 to $75,000.00	2.01%	2.69%	5.05%	3.09%
$75,000.01 to $80,000.00	1.44%	2.17%	4.47%	2.52%
$80,000.01 to $85,000.00	0.62%	1.35%	3.70%	1.72%
$85,000.01 to $90,000.00	0.41%	1.38%	3.61%	1.59%
$90,000.01 to $95,000.00	0.11%	0.92%	2.92%	1.14%
$95,000.01 to $100,000.00	0.07%	0.85%	1.91%	0.79%
$100,000.01 or greater	0.10%	2.57%	8.44%	3.16%
Gross Contract Rate				
WA Gross Contract Rate	10.29%	10.83%	8.33%	9.77%
4.001% to 5.000%	–	0.04%	1.09%	0.35%
5.001% to 6.000%	0.08%	0.36%	9.19%	3.00%
6.001% to 7.000%	0.06%	0.04%	19.17%	6.06%
7.001% to 8.000%	2.25%	2.31%	20.78%	8.08%
8.001% to 9.000%	25.70%	20.35%	18.87%	22.60%
9.001% to 10.000%	24.82%	24.29%	13.99%	21.32%
10.001% to 11.000%	15.85%	14.20%	7.03%	12.78%
11.001% to 12.000%	16.19%	12.14%	3.95%	11.62%
12.001% to 13.000%	10.29%	10.60%	3.65%	8.27%
13.001% to 14.000%	3.58%	5.25%	1.19%	3.13%
14.001% to 15.000%	1.11%	3.72%	0.62%	1.42%
15.001% to 16.000%	0.08%	3.03%	0.40%	0.71%
16.001% to 17.000%	–	1.58%	0.06%	0.31%
17.001% to 18.000%	–	1.70%	0.01%	0.30%
18.001% or greater	–	0.39%	–	0.07%

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	50.70%	17.88%	31.43%	100.00%
Margin				
WA Margin	–	–	6.390%	–
1.000% to 1.999%	–	–	0.13%	–
2.000% to 2.999%	–	–	0.86%	–
3.000% to 3.999%	–	–	7.98%	–
4.000% to 4.999%	–	–	14.21%	–
5.000% to 5.999%	–	–	22.57%	–
6.000% to 6.999%	–	–	18.82%	–
7.000% to 7.999%	–	–	13.20%	–
8.000% to 8.999%	–	–	9.98%	–
9.000% or 9.999%	–	–	5.96%	–
10.000% or greater	–	–	6.29%	–
Lifetime Rate Cap				
WA Lifetime Rate Cap	–	–	13.340%	–
9.000% to 9.999%	–	–	0.17%	–
10.000% to 10.999%	–	–	6.07%	–
11.000% to 11.999%	–	–	20.89%	–
12.000% to 12.999%	–	–	20.12%	–
13.000% to 13.999%	–	–	20.33%	–
14.000% to 14.999%	–	–	13.46%	–
15.000% to 15.999%	–	–	8.04%	–
16.000% to 16.999%	–	–	4.03%	–
17.000% or 17.999%	–	–	3.83%	–
18.000% or greater	–	–	3.06%	–
Months to Roll	–	–	8	–
Rate Reset Frequency	–	–	Monthly	–
Index Type				
1-year LIBOR	–	–	99.90%	–
1-year UST	–	–	0.10%	–
Remaining Term				
WA Remaining Term (months)	275	263	311	284
Not Available	0.49%	0.00%	–	0.25%
Up to 60	0.55%	0.77%	0.08%	0.44%
61 to 120	2.36%	4.73%	1.32%	2.45%
121 to 180	7.48%	12.26%	5.78%	7.80%
181 to 240	17.73%	43.36%	25.18%	24.65%
241 to 300	11.65%	5.00%	2.58%	7.61%
301 to 360	59.75%	33.88%	65.06%	56.79%
Original Term (months)	306	270	314	302
Age (months)	31	7	3	18

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	**50.70%**	**17.88%**	**31.43%**	**100.00%**
CLTV				
WA CLTV	89.13%	87.94%	88.60%	88.75%
Not Available	0.14%	0.31%	0.32%	0.23%
Up to 70.00%	1.87%	5.56%	2.85%	2.84%
70.01% to 80.00%	5.75%	9.23%	9.14%	7.44%
80.01% to 90.00%	36.41%	33.49%	34.55%	35.30%
90.01% to 100.00%	55.83%	50.73%	53.08%	54.05%
100.01% to 110.00%	–	0.51%	0.08%	0.11%
110.01% or greater	–	0.17%	–	0.03%
Credit Score				
WA Credit Score (Non-Zero)	629	671	680	653
400 to 499	0.30%	0.10%	0.01%	0.17%
500 to 519	0.94%	0.17%	0.05%	0.52%
520 to 539	2.76%	0.57%	0.20%	1.57%
540 to 559	5.81%	0.73%	0.26%	3.16%
560 to 579	8.83%	3.71%	2.49%	5.92%
580 to 599	11.97%	5.62%	3.58%	8.20%
600 to 619	13.83%	9.55%	7.64%	11.12%
620 to 639	12.12%	11.31%	11.26%	11.71%
640 to 659	10.16%	11.54%	13.95%	11.60%
660 to 679	7.56%	11.63%	13.96%	10.30%
680 to 699	5.22%	10.39%	10.55%	7.82%
700 to 719	3.60%	8.76%	9.49%	6.37%
720 to 739	3.10%	6.89%	7.96%	5.31%
740 to 759	2.36%	6.82%	7.84%	4.88%
760 to 779	1.50%	4.47%	5.21%	3.20%
780 to 799	0.86%	2.67%	3.41%	1.98%
800 and Greater	0.30%	0.81%	1.37%	0.72%
Not Available	8.78%	4.26%	0.78%	5.46%
Occupancy Status				
Owner Occupied	97.34%	80.59%	90.85%	92.31%
Non-Owner Occupied	2.66%	19.41%	9.15%	7.69%
Loan Purpose				
Purchase	99.51%	97.41%	99.92%	99.27%
Refinance	0.49%	0.77%	0.08%	0.41%
Other	–	1.83%	–	0.33%

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	50.70%	17.88%	31.43%	100.00%
Collateral Size				
Single Wide	41.29%	28.71%	14.44%	30.61%
Double Wide	56.68%	68.03%	82.37%	66.78%
Multi Wide	2.03%	1.39%	3.19%	2.28%
Not Available	–	1.86%	–	0.33%
Collateral Location				
In Park	32.09%	28.02%	20.14%	27.60%
Not In Park	63.16%	61.64%	72.21%	65.74%
Not Available	4.76%	10.35%	7.65%	6.66%
Collateral Status				
New	83.09%	58.20%	90.35%	80.92%
Used	11.10%	7.72%	4.66%	8.47%
Repossession/Refinance	5.81%	32.22%	4.99%	10.28%
Not Available	–	1.86%	–	0.33%
States > 5%	14.38% TX 7.56% GA 7.05% AL 6.29% NC	14.56% TX 9.10% GA 5.83% AL	8.88% NC 8.30% FL 7.89% TX 5.81% GA	12.37% TX 7.28% GA 6.83% NC 6.00% AL 5.64% FL
Delinquency Status				
Current	99.30%	87.04%	90.55%	99.55%
30 to 59 days	0.70%	11.77%	8.69%	5.19%
60 to 89 days	–	1.19%	0.76%	0.45%

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

Computational Materials

$734,772,000 *(Approximate)*

Manufactured Housing Contract Asset-Backed Certificates, Series 2002-A

Madison Avenue Manufactured Housing Contract Trust 2002-A
Issuer

GreenPoint Credit, LLC
Originator and Servicer

Wells Fargo Bank Minnesota, N.A.
Trustee and Back-up Servicer

Ambac Assurance Corporation
Class A Certificate Insurer

Bear, Stearns & Co. Inc.
Underwriter

March 18, 2002 **(Version 2)**

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$734,772,000 *(Approximate)*
MADISON AVENUE MANUFACTURED HOUSING TRUST 2002-A
MANUFACTURED HOUSING CONTRACT ASSET-BACKED CERTIFICATES, SERIES 2002-A

Characteristics of the Certificates (1)(2)

Certificates	Original Certificate Balance	% of the Original Pool Balance	Pass-Through Rate	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Dist. Date	Legal Final Dist. Date	Initial Credit Support (7)	Expected Ratings (Moodys/S&P)
Class A	$544,745,000	64.50%	Floating (3)	2.19	0 / 55	10/25/06	3/25/34	35.50%	Aaa/AAA (5)
Class A-IO	(6)	(6)	[0.30]%	3.57 (4)	0 / 93	12/25/09	3/25/34	35.50%	Aaa/AAA (5)
Class M-1	$69,677,000	8.25%	Floating (3)	5.03	54 / 13	10/25/07	3/25/34	28.50%	Aa2/AA
Class M-2	$61,231,000	7.25%	Floating (3)	5.91	58 / 19	8/25/08	3/25/34	20.25%	A2/A
Class B-1	$59,119,000	7.00%	Floating (3)	6.53	58 / 28	5/25/09	3/25/34	13.00%	Baa2/BBB
Class B-2	$59,119,000	7.00%	Floating (3)						(8)

Notes:

(1) Pricing Speed Assumption: 200% MHP (i.e., 7.4% CPR in month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR.).
(2) Class sizes are subject to a 10% variance.
(3) 1-month LIBOR plus the related margin, subject to the related Adjusted Net WAC Cap Rate. The Class A (other than the Class A-IO), Class M and Class B Certificates will each be entitled to payments of interest arising from the Yield Maintenance Agreements (as described herein).
(4) Duration.
(5) Credit enhancement for the Class A and Class A-IO Certificates will include a 100% principal and interest guaranty from Ambac Assurance Corporation.
(6) The notional amount of the Class A-IO Certificates will be equal to the aggregate principal balance of the Contracts (initially, $844,565,297).
(7) "Initial Credit Support" represents the subordination level as of the Closing Date. On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the September 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A, M and B Certificates, until paid in full.
(8) The Class B-2 Certificates are not offered hereby.

THE COLLATERAL

- The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As February 28, 2002 (the "Statistical Calculation Date"), there were 22,268 Contracts with an aggregate principal balance of $844,565,297. Approximately 68.57% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.43% were adjustable-rate contracts.
- The trust will be entitled to payments under the Yield Maintenance Agreements (as described more fully herein).

THE STRUCTURE

Class A Certificates

The Class A Certificates will be issued as uncapped, floating-rate, super-senior securities.

Class A-IO Certificates

The Class A-IO Certificates will have a pass-thru rate equal to [0.30]% per annum and a notional balance equal to the aggregate principal balance of the Contracts, which will initially be equal to $844,565,297.

Class M Certificates

The Class M-1 and Class M-2 Certificates (collectively, the "Class M Certificates") will be issued as uncapped floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

Class B Certificates

The Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") will be issued as uncapped floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Originator:	GreenPoint Credit, LLC
Seller:	EMC Mortgage Corporation
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Trust:	Madison Avenue Manufactured Housing Trust 2002-A
Servicer and Custodian:	GreenPoint Credit, LLC
Back-up Servicer:	Wells Fargo Bank Minnesota, N.A. (the "Back-up Servicer"). If a Servicing Termination Event were to occur, the Class A Certificate Insurer would have the right to appoint the Back-up Servicer as the new servicer. The Back-up Servicer would be required to transfer servicing within 60 days of notice.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer:	Ambac Assurance Corporation ("Ambac"). Ambac is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.
LIBOR Cap Counterparty:	[Bear Stearns Financial Products, Inc.] (the "LIBOR Cap Counterparty"). The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.
The Offered Certificates:	The Class A Certificates, the Class A-IO Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class B-1 Certificates (the "Offered Certificates").
The Non-Offered Certificates:	The Class B-2 Certificates, Class C Certificates and the Class R Certificates.
Federal Tax Status:	The Offered Certificates will constitute regular REMIC interests for U.S. federal income tax purposes.
Eligible Investors:	The Offered Certificates will be publicly offered.
Registration:	The Certificates will be available in book-entry form through DTC, Euroclear and Clearsteam.
Minimum Denominations:	For the Class A Certificates: $25,000 and multiples of $1 in excess thereof. For the Class A-IO, Class M-1, Class M-2 and Class B-1 Certificates: $250,000 and multiples of $1 in excess thereof.
ERISA Eligibility:	The Offered Certificates will be ERISA Eligible, subject to the considerations described in the prospectus.
SMMEA Eligibility:	The Offered Certificates will be "mortgage related securities" for purposes of SMMEA.
Cut-off Date:	March 1, 2002.
Closing Date:	On or about March 28, 2002.
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in April 2002.
Record Date:	The business day just before the distribution date.
Legal Final Distribution Date:	March 25, 2034.
Pricing Prepayment Speed:	200% MHP (i.e., 7.4% CPR on month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR).

Optional Termination: The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised on or after the 36th distribution date (the "Clean-up Call Date") by the holder of the Class C Certificates if the aggregate principal balance of the Contracts is less than or equal to 10% of the aggregate principal balance of the Contracts as of the Cut-off Date, subject to the consent of the Class A Certificate Insurer.

The Contracts: The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As of the Cut-off Date, there were 22,268 Contracts with an aggregate principal balance of $844,565,297. Approximately 68.57% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.43% were adjustable-rate contracts.

Pass-Through Rate: On each distribution date, the Pass-Through Rate for each Class of Certificates will be equal to the one-month LIBOR plus the related margin per annum, subject to the related Adjusted Net WAC Cap Rate.

Formula Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates), the Pass-Through Rate for such class without giving effect to any application of the Adjusted Net WAC Cap Rate.

Current Interest: With respect to the Class A, Class M and Class B Certificates and each distribution date, the interest accrued at the applicable Pass-Through Rate for the applicable accrual period on the Class Principal Balance (or, in the case of the Class A-IO Certificates, the notional amount) of such class.

Interest Accrual Period: Interest will accrue on the Class A, Class M and Class B Certificates at their respective Pass-Through Rates from the distribution date in the month preceding the month of such distribution date (or, in the case of the first distribution date, from the Closing Date) through the day before such distribution date on an actual/360-day basis, except for the Class A-IO Certificates, which will accrue on a 30/360-day basis. There will be no delay days.

Net WAC Cap Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates) and each distribution date, a per annum rate equal to the sum of (I) the excess of (A) the weighted average of the Expense Adjusted Contract Rates of the Contracts as of the first day of the related due period over (B) the percentage equivalent of a fraction, the numerator of which is (1) 12 times the amount of the premium payable to the Class A Certificate Insurer on such distribution date (as set forth in the Insurance Agreement), and the denominator of which is (2) the aggregate principal balance of the Contracts as of the first day of the related due period and (II) a fraction, expressed as a percentage, the numerator of which is the amount of any payment actually received under the Yield Maintenance Agreement for the related distribution date and the denominator of which is the product of one-twelfth (1/12th) and the aggregate principal balance as of the first day of the related due period. The Net WAC Cap Rate will be applied on an actual/360-day basis.

Adjusted Net WAC Cap Rate: With respect to any distribution date, occurring (i) on or prior to the March 2005 distribution date, the Net WAC Cap Rate adjusted for the LIBOR Cap Counterparty Fee and (ii) after the payment date in March 2005, the Net WAC Cap Rate.

Aggregate Expense Rate: The sum of the Servicing Fee Rate, the Backup Servicing Fee Rate, the Trustee Fee Rate and the rate at which the premium on the Policy is calculated. The Servicing Fee and the Backup Servicing Fee are calculated based on the outstanding principal balance of each Contract. The Trustee Fee is calculated based on the aggregate principal balance of the Class A, M and B Certificates. The rate at which the premium on the Policy is calculated is based on the aggregate class principal balance of the Class A Certificates. With respect to any distribution date, the Aggregate Expense Rate is not expected to exceed approximately [_.__]% per annum, as a percentage of the aggregate principal balance of the Contracts.

Expense Adjusted Contract Rate: With respect to any Contract, the then applicable interest rate thereon less the sum of (x) the Trustee Fee Rate, (y) the Servicing Fee Rate and (z) the Back-up Servicing Fee Rate, such interest to be calculated on an actual/360 basis.

Basis Risk Carryover Shortfall: With respect to any distribution date and the related Class of Class A, M or B Certificates, the excess, if any, of: (1) the amount of interest that the related Certificate would have been entitled to receive on such distribution date had the Pass-Through Rate not been calculated based on the related Adjusted Net WAC Cap Rate, over (2) the amount of interest that the related Certificate received on such distribution date because the Pass-Through Rate for the related Certificates was calculated based on the related Adjusted Net WAC Cap Rate.

Interest Carryforward Amount: With respect to the Class A, Class M and Class B Certificates and each distribution date, the sum of (A) (1) the excess, if any, of (i) Current Interest for such class with respect to such distribution date or any prior distribution date over (b) the amount actually distributed to such class with respect to Current Interest on such distribution date or prior distribution date, less (2) all amounts distributed on prior distribution dates in respect of the shortfall described in (1) for such class, and (B) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate.

Trustees Fee Rate: [0.005]% per annum on the outstanding principal balance of the Class A, M and B Certificates.

Backup Servicing Fee Rate: [0.020]% per annum on the outstanding principal balance of the Contracts.

Servicing Fee Rate: 1.00% per annum on the outstanding principal balance of the Contracts.

LIBOR Cap Counterparty Fee: $[425,000] per month from and including the April 2002 distribution date to and including the March 2005 distribution date.

Unpaid Interest Shortfall Amount: With respect to the Certificates and (i) the first distribution date, zero, and (ii) any distribution date after the first distribution date, the amount, if any, by which (a) the sum of (1) the monthly interest distributable amount for such Class for the immediately preceding distribution date and (2) the outstanding Unpaid Interest Shortfall Amount, if any, for such Class for such preceding distribution date exceeds (b) the aggregate amount distributed on such Class in respect of interest pursuant to clause (a) of this definition on such preceding distribution date, plus interest on the amount of interest due but not paid on the Certificates of such Class on such preceding distribution date, to the extent permitted by law, at the Pass-Through Rate for such Class for the related Interest Accrual Period.

Yield Maintenance Agreements:

The Trust will benefit from a series of interest rate cap payments pursuant to three cap agreements (the "Yield Maintenance Agreements") between the Trust and the LIBOR Cap Counterparty, which is intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rates on the Class A, Class M and Class B Certificates, other than the Class A-IO Certificates, and the weighted average coupon of the Contracts. The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.

On each distribution date, payments under the Yield Maintenance Agreement will be made based on a notional amount equal to the lesser of (x) the related balance schedule (as described in the table below) generated by applying a constant 8% CPR for the first 96 distribution dates, and $0 thereafter, and (y) the related actual balance. It is anticipated that the cap agreements will begin with the strike rates set forth below:

	BALANCE SCHEDULE	STRIKE RATE	MONTHS
1)	68.57% of the aggregate principal balance of the Class A Certificates @ 8% CPR	8.25%	1 to 96
2)	68.57% of the aggregate principal balance of the Class M and Class B Certificates @ 8% CPR	5.25%	1 to 96
3)	100.00% of the aggregate principal balance of the adjustable-rate Contracts @ 8% CPR	12.25%	1 to 96

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for the Certificates, as the case may be:

<u>For the holders of the Class A Certificates</u>:

1) Surety Bond: Ambac will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall) on the Class A Certificates.
2) Subordination: the subordination of the Class M, Class B and Class C Certificates (initially, [35.50]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
3) Excess Spread (initially, [4.98]% per annum before losses).

<u>For the holders of the Class M-1 Certificates</u>:

4) Subordination: the subordination of the Class M-2, Class B and Class C Certificates (initially, [27.25]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
5) Excess Spread (initially, [4.98]% per annum before losses).

<u>For the holders of the Class M-2 Certificates</u>:

1) Subordination: the subordination of the Class B and Class C Certificates (initially, [20.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).

<u>For the holders of the Class B-1 Certificates</u>:

1) Subordination: the subordination of the Class B-2 and Class C Certificates (initially, [13.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).

Excess Spread: On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the October 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A Certificates (other than the Class A-IO Certificates), the Class M Certificates and the Class B Certificates, until paid in full, and be applied as net monthly excess cashflow, as described herein under "Priority of Payments—Interest" and "—Net Monthly Excess Cashflow."

Spread Holiday Payments: On the April 2002 distribution date, 100%, and from and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of excess will not be available for payments of additional principal on the Certificates.

Allocated Realized Loss Amount: With respect to any distribution date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, the reduction of the Class Principal Balance of such Class on such distribution date as a result of the sum of the aggregate Class Principal Balance of the Class A, Class M and Class B Certificates exceeding the aggregate principal balance of the Contracts as of the last day of the related due period.

Realized Losses: If a Contract becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Contract. The amount of such insufficiency is a "Realized Loss." Realized Losses on the Contracts will be absorbed first, by Excess Spread, then by the overcollateralization amount then outstanding. Following the reduction of the overcollateralization amount to zero, all allocable Realized Losses will be applied in the following order: first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-1 Certificates. No Realized Losses will be applied to the Class A Certificates.

Due Period: With respect to any distribution date, the immediately preceding calendar month; provided, however, that with respect to the first distribution date the due period will be the period beginning with the Cut-off Date and ending on the last day of the calendar month immediately preceding the first distribution date.

Stepdown Date: The later of (a) the distribution date in April 2005 (i.e., the 49th distribution date), and (b) the first distribution date on which the aggregate principal balance of the Class A Certificates is less than or equal to [29]% of the aggregate principal balance of the Contracts for such distribution date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Payments of Interest

Amounts received in respect of interest collections on the Contracts will be applied in the following order of priority:

1) The fees and expenses of the Servicer, the Backup Servicer, the Trustee, the LIBOR Cap Counterparty and Ambac;
2) To the Class A and Class A-IO Certificateholders, Current Interest plus any Interest Carryforward Amount for each such class;
3) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy;
4) To the Class M-1 Certificateholders, Current Interest;
5) To the Class M-2 Certificateholders, Current Interest;
6) To the Class B-1 Certificateholders, Current Interest;
7) To the Class B-2 Certificateholders, Current Interest;
8) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement; and
9) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

Payments of Principal

Amounts received in respect of principal collections from the Contracts (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, until paid in full;
5) To the Class M-2 Certificateholders, until paid in full;
6) To the Class B-1 Certificateholders, until paid in full; and
7) To the Class B-2 Certificateholders, until paid in full.
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

On and after the Stepdown Date (so long as a Trigger Event is not in effect)

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, the Class A Principal Payment Amount, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, the Class M-1 Principal Payment Amount, until paid in full;
5) To the Class M-2 Certificateholders, the Class M-2 Principal Payment Amount, until paid in full;

6) To the Class B-1 Certificateholders, the Class B-1 Principal Payment Amount, until paid in full;
7) To the Class B-2 Certificateholders, the Class B-2 Principal Payment Amount, until paid in full; and
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow"

Net Monthly Excess Cashflow

Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) To the Trustee, reimbursement for any extraordinary expenses;
2) To the Class M-1 Certificateholders, any Interest Carryforward Amount;
3) To the Class M-2 Certificateholders, any Interest Carryforward Amount;
4) To the Class B-1 Certificateholders, any Interest Carryforward Amount;
5) To the Class B-2 Certificateholders, any Interest Carryforward Amount;
6) To the Class A Certificateholders, any Unpaid Class A Basis Risk Shortfall;
7) To the Class M-1 Certificateholders, any Unpaid Class M-1 Basis Risk Shortfall;
8) To the Class M-2 Certificateholders, any Unpaid Class M-2 Basis Risk Shortfall;
9) To the Class B-1 Certificateholders, any Unpaid Class B-1 Basis Risk Shortfall;
10) To the Class B-2 Certificateholders, any Unpaid Class B-2 Basis Risk Shortfall;
11) To the Class C Certificateholders, the spread holiday payment amount;
12) Any remaining excess cashflow (including any unused amounts from the Yield Maintenance Agreements), will be allocated as additional principal as set forth under "Payments of Principal" above; and
13) To the holder of the Class C Certificates, any remaining excess cashflow.

Principal Priority:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal collections from the Contracts will be paid to the Class A Certificates (as described under "Priority of Payments" above), *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates.

On or after the Stepdown Date, if a Trigger Event is not in effect, the applicable class Principal Payment Amount will be calculated such that all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: First, to the Class A Certificates such that the Class A Certificates will have [71.00]% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have [54.50]% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have [40.00]% subordination, fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have [26.00]% subordination, and last, to the B-2 Certificates any remaining amounts.

Class A Principal Payment Amount:

The excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [71.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [54.50]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates and the Class M-1 Certificates (after taking into account the payment of the Class A Principal Payment Amount and the Class M-1 Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [40.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [26.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class B-1 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Trigger Event: A Trigger Event will not exist with respect to any distribution date on or after the Stepdown Date if, during the applicable period, each of the applicable standards specified below for Cumulative Realized Loss Test and the Delinquency Test are satisfied:

Cumulative Realized Loss Test

1) Beginning on the distribution date on April 2006 and ending on the distribution date in March 2007, if the Cumulative Realized Loss Percentage does not exceed [7.50]%;
2) Beginning on the distribution date on April 2007 and ending on the distribution date in March 2008, if the Cumulative Realized Loss Percentage does not exceed [8.50]%;
3) Beginning on the distribution date on April 2008 and ending on the distribution date in March 2009, if the Cumulative Realized Loss Percentage does not exceed [9.50]%;
4) Beginning on the distribution date on April 2009 and thereafter, if the Cumulative Realized Loss Percentage does not exceed [11.00]%.

Delinquency Test

The three-month rolling average of the Contracts that are 60 days or more delinquent does not exceed [6.00]%.

Class Payment Amount Calculation Fraction: For any distribution date, the percentage equivalent of a fraction, the numerator of which is (x) the overcollateralization amount and the denominator of which is (y) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Overcollateralization Amount: With respect to any distribution date, the amount, if any, by which the aggregate outstanding principal balance of the Contracts (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related due period) exceeds the aggregate Class Principal Balance of the Certificates as of such distribution date after giving effect to distributions to be made on such distribution date.

Monthly Advances: The Servicer will advance its own funds to cover any shortfalls in payments of principal and interest due to the certificates in any month in which: (i) the Servicer received a payment on a contract that is less than the full scheduled payment or (ii) the Servicer receives no payment on the Contract; and, in each case, the Servicer determines that the advance will be recoverable from future payments or collections on that contract.

Prospectus Supplement: The Offered Certificates are being offered pursuant to a prospectus supplement (the "Prospectus Supplement"). Additional information with respect to the Offered Certificates and the collateral is contained in the Prospectus Supplement. The material presented herein is qualified in its entirety by the information appearing in the Prospectus Supplement, including the exhibits thereto. To the extent that the foregoing is inconsistent with the Prospectus Supplement, the Prospectus Supplement and the exhibits thereto shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus Supplement. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Prospectus Supplement.

Risk Factors:

The Offered Certificates are subject to various risks including, but not limited to, the following:

- The Offered Certificates are complex investments that should be considered only by institutional investors who, either alone or with their financial, tax and legal advisors, (i) have the expertise to analyze the Prospectus Supplement and the documents attached as schedules and appendices thereto, (ii) have the expertise to analyze the prepayment, reinvestment, default and market risk, tax consequences and other attributes of an investment in the Offered Certificates and the interaction of these factors and (iii) who are familiar with complex asset securitization structures.
- The yield and the aggregate amount and timing of distributions on the Offered Certificates may be subject to material variability from period to period and over the life of the Offered Certificates, and the Offered Certificates are not suitable investments for any investor that requires a regular or predictable schedule of monthly payments or payment on any specific date. An investment in the Offered Certificates involves substantial risks and uncertainties and should only be considered by sophisticated institutional investors with substantial investment experience with similar types of securities and with the financial ability to absorb substantial loss on such investment.
- A majority of the Contracts have Loan-to-Value Ratios in excess of 80% as of the Cut-off Date, which were not insured by a primary mortgage insurance policy.
- The Class M and Class B Certificates will be more sensitive to defaults and losses on the Contracts than the Class A Certificates.
- The obligors with respect to the Contracts may have had imperfect credit histories, including charged-off loans, irregular employment and previous bankruptcy filings.
- Certain of the loan files relating to the Contracts are known to have document defects that could result in delays in foreclosure and liquidation of in the event of default.
- The yields on the Offered Certificates will be sensitive to fluctuations in the level of LIBOR and may be adversely affected by the application of the Adjusted Net WAC Rate.
- Borrowers may prepay their Contracts in whole or in part at any time and their rate of prepayment cannot be predicted. A prepayment of the Contracts generally results in a prepayment of the Offered Certificates. An extremely rapid rate of prepayments on the Contracts could result in the failure of investors in the Class A-IO Offered Certificates to fully recover their investment.
- If substantial losses occur as a result of defaults and delinquent payments on the Contracts, and the Class A Certificate Insurer is unable to pay under the Policy, holders of the Class A Certificates and Class A-IO Offered Certificates may suffer losses.
- There may not be enough excess interest generated to build overcollateralization or, once built, to maintain any level of overcollateralization that may have been achieved.
- The Class A, M and B Certificateholders are not entitled to any amounts in respect

of the Spread Holiday Payments and such amounts will not provide credit enhancement for the Offered Certificates.

- Shortfalls in interest collections may arise from the application of the Soldier's and Sailors' Civil Relief Act of 1940, which will not be covered by the Master Servicer. . In addition, such amounts will not be covered under the Policy.

- Upon a Servicer Event of Default under the Pooling and Servicing Agreement, the Trustee may, with the consent of, and at the direction of, the Class A Certificate Insurer, remove the Servicer and appoint the Backup Servicer or another successor servicer. The manner in which the Servicer performs its servicing obligations will affect the amount and timing of principal and interest payments received on the Contracts. If the Servicer is replaced, such replacement or servicing transfer will involve notifying borrowers to remit payments to the new servicer, transferring physical possession of the loan files and records to the new servicer and entering loan and borrower data on the management information systems of the new servicer, and such transfers could result in misdirected notices, misapplied payments, data input errors and other problems. Industry experience indicates that the rate and severity of mortgage loan delinquencies, defaults and losses are likely to temporarily increase, and may increase significantly, during the transition to a new servicer and immediately following servicing transfers.

- The Class A Certificate Insurer will have the sole right to remove the servicer upon the occurrence of certain servicing trigger events upon 30 days written notice to the Class A, M and B Certificateholders, who will be unable to prevent such removal.

- Substantial delays could be encountered in connection with the liquidation of delinquent Contracts and costs associated with such delays could reduce amounts available to Certificateholders.

- Property in certain states may be particularly susceptible to certain types of uninsurable hazards. A high degree of concentration of properties in such states may reduce the amounts available to pay Certificateholders.

- Failure to comply with certain federal, state and local laws and regulations may result in fines and penalties that could be assessed against the Issuer as owner of the related property. In addition, violation of any state or federal lending practices laws may result in fines or penalties.

- Except with respect to certain payments on the Class A Certificates and Class A-IO Offered Certificates which are insured under the Policy, proceeds of the assets included in the Trust will be the sole source of payments on the Offered Certificates and there will be no recourse to the Depositor, the Servicer, the Back-up Servicer the Originator, Bear Stearns, the Trustee or any other entity.

- Each rating agency that is rating the Offered Certificates may change or withdraw its initial ratings at any time. If a rating agency reduces or withdraws its rating on one or more classes of the Offered Certificates, the liquidity and market value of the affected Offered Certificates is likely to be reduced.

Prepayment Sensitivity Tables

Class A *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	4.65	3.01	2.54	2.19	1.91	1.69
Modified Duration (years)	4.31	2.85	2.42	2.09	1.84	1.63
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	10/25/10	4/25/08	6/25/07	10/25/06	4/25/06	11/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	103	73	63	55	49	44
Illustrative Yield @ Par (30/360)	2.295%	2.296%	2.296%	2.297%	2.297%	2.298%

Class M-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.07	6.50	5.65	5.03	4.62	4.13
Modified Duration (years)	7.76	5.79	5.09	4.58	4.23	3.81
First Principal Payment	10/25/10	4/25/08	6/25/07	10/25/06	4/25/06	11/25/05
Last Principal Payment	10/25/11	3/25/09	4/25/08	10/25/07	5/25/07	1/25/07
Principal Lockout (months)	102	72	62	54	48	43
Principal Window (months)	13	12	11	13	14	15
Illustrative Yield @ Par (30/360)	3.218%	3.219%	3.219%	3.219%	3.219%	3.220%

Class M-2 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.94	7.36	6.51	5.91	5.36	4.95
Modified Duration (years)	7.97	6.21	5.58	5.13	4.70	4.38
First Principal Payment	10/25/11	3/25/09	4/25/08	2/25/07	4/25/06	6/25/06
Last Principal Payment	7/25/12	12/25/09	3/25/09	8/25/08	2/25/08	9/25/07
Principal Lockout (months)	114	83	72	58	48	50
Principal Window (months)	10	10	12	19	23	16
Illustrative Yield @ Par (30/360)	4.249%	4.250%	4.250%	4.250%	4.250%	4.250%

Class B-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	10.71	8.17	7.32	6.53	5.84	5.32
Modified Duration (years)	8.01	6.49	5.94	5.40	4.91	4.52
First Principal Payment	7/25/12	12/25/09	6/25/08	2/25/07	4/25/06	5/25/06
Last Principal Payment	4/25/13	10/25/10	1/25/10	5/25/09	10/25/08	4/25/08
Principal Lockout (months)	123	92	74	58	48	49
Principal Window (months)	10	11	20	28	31	24
Illustrative Yield @ Par (30/360)	5.285%	5.285%	5.285%	5.286%	5.285%	5.285%

Note: The Class M-2 and Class and B-1 Certificates will be offered at dollar prices below par.

Adjusted Net WAC Cap Rate

(Scenario: Index Values @ 20.0%)

Month	(%)	Month	(%)	Month	(%)
1	7.50	37	19.65	73	17.77
2	18.09	38	19.94	74	17.98
3	17.84	39	19.60	75	17.55
4	18.09	40	19.89	76	17.75
5	17.84	41	19.54	77	17.31
6	17.84	42	19.51	78	17.19
7	18.09	43	19.80	79	17.38
8	17.82	44	19.45	80	16.93
9	18.69	45	19.74	81	17.13
10	18.41	46	19.39	82	16.67
11	18.39	47	19.35	83	16.53
12	19.23	48	20.35	84	17.43
13	18.36	49	19.28	85	16.25
14	18.61	50	19.57	86	16.43
15	18.32	51	19.21		
16	18.57	52	19.49		
17	18.29	53	19.13		
18	18.27	54	19.09		
19	18.52	55	19.37		
20	18.23	56	19.00		
21	19.13	57	19.28		
22	18.82	58	18.91		
23	18.80	59	18.86		
24	19.37	60	19.85		
25	18.76	61	18.76		
26	19.02	62	19.03		
27	18.72	63	18.66		
28	18.98	64	18.92		
29	18.67	65	18.54		
30	18.65	66	18.49		
31	18.90	67	18.72		
32	18.60	68	18.30		
33	19.18	69	18.52		
34	18.86	70	18.09		
35	18.83	71	17.99		
36	19.74	72	18.55		

Selected Assumptions: 1) 1-mo. LIBOR, 1-yr. LIBOR and 1-yr. UST each equal 20.0% per annum.
2) 200% MHP

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Selected Characteristics of the Contracts
As of the Statistical Calculation Date

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	50.70%	17.88%	31.43%	100.00%
Current Principal Balance	$428,182,416.39	$150,969,195.45	$265,413,684.83	$844,565,296.67
Loan Count	12,434	4,466	5,368	22,268
Average Original Balance	$35,899	$35,271	$49,664	$39,091
Average Current Balance	$34,436	$33,804	$49,444	$37,927
Up to $20,000.00	7.19%	8.06%	1.99%	5.71%
$20,000.01 to $25,000.00	6.36%	8.62%	2.41%	5.52%
$25,000.01 to $30,000.00	10.25%	10.60%	4.89%	8.63%
$30,000.01 to $35,000.00	12.85%	9.94%	5.69%	10.08%
$35,000.01 to $40,000.00	12.65%	9.96%	6.66%	10.29%
$40,000.01 to $45,000.00	11.17%	9.92%	7.41%	9.76%
$45,000.01 to $50,000.00	10.28%	9.35%	8.61%	9.59%
$50,000.01 to $55,000.00	8.70%	8.32%	9.82%	8.98%
$55,000.01 to $60,000.00	7.28%	5.54%	8.61%	7.39%
$60,000.01 to $65,000.00	5.35%	4.46%	7.42%	5.84%
$65,000.01 to $70,000.00	3.15%	3.31%	6.39%	4.20%
$70,000.01 to $75,000.00	2.01%	2.69%	5.05%	3.09%
$75,000.01 to $80,000.00	1.44%	2.17%	4.47%	2.52%
$80,000.01 to $85,000.00	0.62%	1.35%	3.70%	1.72%
$85,000.01 to $90,000.00	0.41%	1.38%	3.61%	1.59%
$90,000.01 to $95,000.00	0.11%	0.92%	2.92%	1.14%
$95,000.01 to $100,000.00	0.07%	0.85%	1.91%	0.79%
$100,000.01 or greater	0.10%	2.57%	8.44%	3.16%
<u>**Gross Contract Rate**</u>				
WA Gross Contract Rate	10.29%	10.83%	8.33%	9.77%
4.001% to 5.000%	–	0.04%	1.09%	0.35%
5.001% to 6.000%	0.08%	0.36%	9.19%	3.00%
6.001% to 7.000%	0.06%	0.04%	19.17%	6.06%
7.001% to 8.000%	2.25%	2.31%	20.78%	8.08%
8.001% to 9.000%	25.70%	20.35%	18.87%	22.60%
9.001% to 10.000%	24.82%	24.29%	13.99%	21.32%
10.001% to 11.000%	15.85%	14.20%	7.03%	12.78%
11.001% to 12.000%	16.19%	12.14%	3.95%	11.62%
12.001% to 13.000%	10.29%	10.60%	3.65%	8.27%
13.001% to 14.000%	3.58%	5.25%	1.19%	3.13%
14.001% to 15.000%	1.11%	3.72%	0.62%	1.42%
15.001% to 16.000%	0.08%	3.03%	0.40%	0.71%
16.001% to 17.000%	–	1.58%	0.06%	0.31%
17.001% to 18.000%	–	1.70%	0.01%	0.30%
18.001% or greater	–	0.39%	–	0.07%

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	**50.70%**	**17.88%**	**31.43%**	**100.00%**
Margin				
WA Margin	–	–	6.390%	–
1.000% to 1.999%	–	–	0.13%	–
2.000% to 2.999%	–	–	0.86%	–
3.000% to 3.999%	–	–	7.98%	–
4.000% to 4.999%	–	–	14.21%	–
5.000% to 5.999%	–	–	22.57%	–
6.000% to 6.999%	–	–	18.82%	–
7.000% to 7.999%	–	–	13.20%	–
8.000% to 8.999%	–	–	9.98%	–
9.000% or 9.999%	–	–	5.96%	–
10.000% or greater	–	–	6.29%	–
Lifetime Rate Cap				
WA Lifetime Rate Cap	–	–	13.340%	–
9.000% to 9.999%	–	–	0.17%	–
10.000% to 10.999%	–	–	6.07%	–
11.000% to 11.999%	–	–	20.89%	–
12.000% to 12.999%	–	–	20.12%	–
13.000% to 13.999%	–	–	20.33%	–
14.000% to 14.999%	–	–	13.46%	–
15.000% to 15.999%	–	–	8.04%	–
16.000% to 16.999%	–	–	4.03%	–
17.000% or 17.999%	–	–	3.83%	–
18.000% or greater	–	–	3.06%	–
Months to Roll	–	–	8	–
Rate Reset Frequency	–	–	Monthly	–
Index Type				
1-year LIBOR	–	–	99.90%	–
1-year UST	–	–	0.10%	–
Remaining Term				
WA Remaining Term (months)	275	263	311	284
Not Available	0.49%	0.00%	–	0.25%
Up to 60	0.55%	0.77%	0.08%	0.44%
61 to 120	2.36%	4.73%	1.32%	2.45%
121 to 180	7.48%	12.26%	5.78%	7.80%
181 to 240	17.73%	43.36%	25.18%	24.65%
241 to 300	11.65%	5.00%	2.58%	7.61%
301 to 360	59.75%	33.88%	65.06%	56.79%
Original Term (months)	306	270	314	302
Age (months)	31	7	3	18

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	**50.70%**	**17.88%**	**31.43%**	**100.00%**
CLTV				
WA CLTV	89.13%	87.94%	88.60%	88.75%
Not Available	0.14%	0.31%	0.32%	0.23%
Up to 70.00%	1.87%	5.56%	2.85%	2.84%
70.01% to 80.00%	5.75%	9.23%	9.14%	7.44%
80.01% to 90.00%	36.41%	33.49%	34.55%	35.30%
90.01% to 100.00%	55.83%	50.73%	53.08%	54.05%
100.01% to 110.00%	--	0.51%	0.08%	0.11%
110.01% or greater	--	0.17%	--	0.03%
Credit Score				
WA Credit Score (Non-Zero)	629	671	680	653
400 to 499	0.30%	0.10%	0.01%	0.17%
500 to 519	0.94%	0.17%	0.05%	0.52%
520 to 539	2.76%	0.57%	0.20%	1.57%
540 to 559	5.81%	0.73%	0.26%	3.16%
560 to 579	8.83%	3.71%	2.49%	5.92%
580 to 599	11.97%	5.62%	3.58%	8.20%
600 to 619	13.83%	9.55%	7.64%	11.12%
620 to 639	12.12%	11.31%	11.26%	11.71%
640 to 659	10.16%	11.54%	13.95%	11.60%
660 to 679	7.56%	11.63%	13.96%	10.30%
680 to 699	5.22%	10.39%	10.55%	7.82%
700 to 719	3.60%	8.76%	9.49%	6.37%
720 to 739	3.10%	6.89%	7.96%	5.31%
740 to 759	2.36%	6.82%	7.84%	4.88%
760 to 779	1.50%	4.47%	5.21%	3.20%
780 to 799	0.86%	2.67%	3.41%	1.98%
800 and Greater	0.30%	0.81%	1.37%	0.72%
Not Available	8.78%	4.26%	0.78%	5.46%
Occupancy Status				
Owner Occupied	97.34%	80.59%	90.85%	92.31%
Non-Owner Occupied	2.66%	19.41%	9.15%	7.69%
Loan Purpose				
Purchase	99.51%	97.41%	99.92%	99.27%
Refinance	0.49%	0.77%	0.08%	0.41%
Other	--	1.83%	--	0.33%

INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Percent of Total	**50.70%**	**17.88%**	**31.43%**	**100.00%**
Collateral Size				
Single Wide	41.29%	28.71%	14.44%	30.61%
Double Wide	56.68%	68.03%	82.37%	66.78%
Multi Wide	2.03%	1.39%	3.19%	2.28%
Not Available	–	1.86%	–	0.33%
Collateral Location				
In Park	32.09%	28.02%	20.14%	27.60%
Not In Park	63.16%	61.64%	72.21%	65.74%
Not Available	4.76%	10.35%	7.65%	6.66%
Collateral Status				
New	83.09%	58.20%	90.35%	80.92%
Used	11.10%	7.72%	4.66%	8.47%
Repossession/Refinance	5.81%	32.22%	4.99%	10.28%
Not Available	–	1.86%	–	0.33%
States > 5%	14.38% TX 7.56% GA 7.05% AL 6.29% NC	14.56% TX 9.10% GA 5.83% AL	8.88% NC 8.30% FL 7.89% TX 5.81% GA	12.37% TX 7.28% GA 6.83% NC 6.00% AL 5.64% FL

Delinquency Status: As of the Cut-off Date, no more than 2.00% of the aggregate principal balance of the Contracts will be 30 to 59 days delinquent, no more than 1.00% of the aggregate principal balance of the Contracts will be 60 to 89 days delinquent and none of the Contracts will be 90 or more days delinquent.

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFORT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

INFORMATION CONTAINED HEREIN WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PROIR COMPUTATIONAL MATERIALS

Computational Materials

$792,348,000

Manufactured Housing Contract Asset-Backed Certificates, Series 2002-A

Madison Avenue Manufactured Housing Contract Trust 2002-A
Issuer

GreenPoint Credit, LLC
Originator and Servicer

Wells Fargo Bank Minnesota, N.A.
Trustee and Back-up Servicer

Ambac Assurance Corporation
Class A Certificate Insurer

Bear, Stearns & Co. Inc.
Underwriter

March 20, 2002

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus supplement and prospectus (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$792,348,000
MADISON AVENUE MANUFACTURED HOUSING TRUST 2002-A
MANUFACTURED HOUSING CONTRACT ASSET-BACKED CERTIFICATES, SERIES 2002-A

Characteristics of the Certificates (1)(2)

Certificates	Original Certificate Balance	% of the Original Pool Balance	Pass-Through Rate	Est. WAL to Call (years)	Principal Lockout/ Window (months)	Expected Final Dist. Date	Legal Final Dist. Date	Initial Credit Support (7)	Expected Ratings (Moodys/S&P)
Class A-1	$381,329,000	45.24%	Floating (3)	2.19	0 / 56	11/25/06	3/25/32	34.00%	Aaa/AAA (5)
Class A-2	$175,000,000	20.76%	Floating (3)	2.36	0 / 57	12/25/06	3/25/32	34.00%	Aaa/AAA (5)
Class A-IO	(6)	(6)	[0.30]%	3.57 (4)			3/25/32	34.00%	Aaa/AAA (5)
Class M-1	$56,897,000	6.75%	Floating (3)	5.10	56 / 11	10/25/07	3/25/32	27.25%	Aa2/AA
Class M-2	$61,112,000	7.25%	Floating (3)	5.90	58 / 19	8/25/08	3/25/32	20.00%	A2/A
Class B-1	$59,005,000	7.00%	Floating (3)	6.53	58 / 27	4/25/09	3/25/32	13.00%	Baa2/BBB
Class B-2	$59,005,000	7.00%	Floating (3)	(8)	(8)	(8)	(8)	(8)	(8)

Notes:

(1) Pricing Speed Assumption: 200% MHP (i.e., 7.4% CPR in month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR.).
(2) Class sizes are subject to a 10% variance.
(3) 1-month LIBOR plus the related margin, subject to the related Adjusted Net WAC Cap Rate. The Class A (other than the Class A-IO), Class M and Class B Certificates will each be entitled to payments of interest arising from the Yield Maintenance Agreements (as described herein).
(4) Duration.
(5) Credit enhancement for the Class A and Class A-IO Certificates will include a 100% principal and interest guaranty from Ambac Assurance Corporation.
(6) The notional amount of the Class A-IO Certificates will be equal to the aggregate principal balance of the Contracts (initially, $842,922,270).
(7) The subordination level as of the Closing Date.
(8) The Class B-2 Certificates are not offered hereby.

THE COLLATERAL

- The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As March 1, 2002 (the "Cut-off Date"), there were 22,268 Contracts with an aggregate principal balance of $842,922,270. Approximately 68.62% of the aggregate principal balance of the Contracts were fixed-rate contracts, and the remaining 31.38% were adjustable-rate contracts.
- The trust will be entitled to payments under the Yield Maintenance Agreements (as described more fully herein).

THE STRUCTURE

<u>Class A Certificates</u>

The Class A Certificates will be issued as floating-rate senior securities.

<u>Class A-IO Certificates</u>

The Class A-IO Certificates will have a pass-through rate equal to [0.30]% per annum and a notional amount equal to the aggregate principal balance of the Contracts, which will initially be equal to $842,922,270.

<u>Class M Certificates</u>

The Class M-1 and Class M-2 Certificates (collectively, the "Class M Certificates") will be issued as floating-rate mezzanine securities. The Class M Certificates will be subordinate to the Class A Certificates, and senior to the Class B Certificates. The Class M-2 Certificates will be subordinate to the Class M-1 Certificates.

<u>Class B Certificates</u>

The Class B-1 and Class B-2 Certificates (collectively, the "Class B Certificates") will be issued as floating-rate subordinate securities. The Class B Certificates will be subordinate to the Class M Certificates and the Class A Certificates. The Class B-2 Certificates will be subordinate to the Class B-1 Certificates.

Originator:	GreenPoint Credit, LLC
Seller:	EMC Mortgage Corporation
Depositor:	Bear Stearns Asset Backed Securities, Inc.
Trust:	Madison Avenue Manufactured Housing Trust 2002-A
Servicer and Custodian:	GreenPoint Credit, LLC
Back-up Servicer:	Wells Fargo Bank Minnesota, N.A. (the "Back-up Servicer"). If a Servicing Termination Event were to occur, the Class A Certificate Insurer would have the right to appoint the Back-up Servicer as the new servicer. The Back-up Servicer would be required to transfer servicing within 60 days of notice.
Underwriter:	Bear, Stearns & Co. Inc.
Trustee:	Wells Fargo Bank Minnesota, N.A.
Class A Certificate Insurer:	Ambac Assurance Corporation ("Ambac"). Ambac is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service.
LIBOR Cap Counterparty:	Bear Stearns Financial Products, Inc. (the "LIBOR Cap Counterparty"). The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investors Service.
The Offered Certificates:	The Class A-1 Certificates, the Class A-2 Certificates, the Class A-IO Certificates, the Class M-1 Certificates, the Class M-2 Certificates and the Class B-1 Certificates (the "Offered Certificates").
The Non-Offered Certificates:	The Class B-2 Certificates, Class C Certificates and the Class R Certificates.
Federal Tax Status:	The Offered Certificates will constitute regular REMIC interests for U.S. federal income tax purposes.
Eligible Investors:	The Offered Certificates will be publicly offered.
Registration:	The Certificates will be available in book-entry form through DTC, Euroclear and Clearsteam.
Minimum Denominations:	For the Class A-1 and Class A-2 Certificates: $25,000 and multiples of $1 in excess thereof. For the Class A-IO, Class M-1, Class M-2 and Class B-1 Certificates: $250,000 and multiples of $1 in excess thereof.
ERISA Eligibility:	The Class A Certificates will be ERISA Eligible, subject to the considerations described in the prospectus.
SMMEA Eligibility:	The Class A-1, Class A-2, Class A-IO and Class M-1 Certificates will be "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B-1 Certificates will not be SMMEA eligible.
Cut-off Date:	March 1, 2002.
Closing Date:	On or about March 28, 2002. Bear Stearns will settle with investors on or about April 11, 2002.
Distribution Date:	The 25th day of each month (or the next succeeding business day) commencing in April 2002.
Record Date:	The business day just before the distribution date.
Pricing Prepayment Speed:	200% MHP (i.e., 7.4% CPR on month 1, ramping to 12.0% CPR by month 24. On and after month 24, 12.0% CPR).

Optional Termination: The terms of the transaction allow for a clean-up call (the "Clean-up Call") which may be exercised on or after the 36th distribution date (the "Clean-up Call Date") by the holder of the Class C Certificates if the aggregate principal balance of the Contracts is less than or equal to 10% of the aggregate principal balance of the Contracts as of the Cut-off Date, subject to the consent of the Class A Certificate Insurer.

The Contracts: The assets of the trust will include a contract pool consisting of manufactured housing installment sales contracts and installment loan agreements (the "Contracts"). As of the Cut-off Date, there were 22,268 Contracts with an aggregate principal balance of $842,922,270. As of the Cut-off Date, there were 12,434 fixed-rate Contracts originated in 1999 with an aggregate principal balance of $428,182,416 (the "Group I Contracts") and 9,834 fixed- and adjustable-rate Contracts originated in 2001 with an aggregate principal balance of $414,739,854 (the "Group II Contracts").

Pass-Through Rate: On each distribution date, the Pass-Through Rate for each Class of Certificates will be equal to one-month LIBOR plus the related margin per annum, subject to the related Adjusted Net WAC Cap Rate.

Formula Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates), the Pass-Through Rate for such class without giving effect to any application of the Adjusted Net WAC Cap Rate.

Current Interest: With respect to the Class A, Class M and Class B Certificates and each distribution date, the interest accrued at the applicable Pass-Through Rate for the applicable accrual period on the Class Principal Balance (or, in the case of the Class A-IO Certificates, the notional amount) of such class.

Interest Accrual Period: Interest will accrue on the Class A, Class M and Class B Certificates at their respective Pass-Through Rates from the distribution date in the month preceding the month of such distribution date (or, in the case of the first distribution date, from the Closing Date) through the day before such distribution date on an actual/360-day basis, except for the Class A-IO Certificates, which will accrue on a 30/360-day basis. There will be no delay days.

Net WAC Cap Rate: With respect to the Class A, Class M and Class B Certificates (other than the Class A-IO Certificates) and each distribution date, a per annum rate equal to the sum of (I) the excess of (A) the weighted average of the Expense Adjusted Contract Rates of the Contracts as of the first day of the related due period over (B) the percentage equivalent of a fraction, the numerator of which is (1) 12 times the amount of the premium payable to the Class A Certificate Insurer on such distribution date (as set forth in the Insurance Agreement), and the denominator of which is (2) the aggregate principal balance of the Contracts as of the first day of the related due period and (II) a fraction, expressed as a percentage, the numerator of which is the amount of any payment actually received under the Yield Maintenance Agreement for the related distribution date and the denominator of which is the product of one-twelfth (1/12th) and the aggregate principal balance of the Contracts as of the first day of the related due period. The Net WAC Cap Rate will be applied on an actual/360-day basis, and adjusted for payments of interest on the Class A-IO Certificates.

Adjusted Net WAC Cap Rate: With respect to any distribution date, occurring (i) on or prior to the March 2005 distribution date, the Net WAC Cap Rate adjusted for the LIBOR Cap Counterparty Fee and (ii) after the payment date in March 2005, the Net WAC Cap Rate.

Aggregate Expense Rate: The sum of the Servicing Fee Rate, the Backup Servicing Fee Rate, the Trustee Fee Rate and the rate at which the premium on the Policy is calculated. The Servicing Fee and the Backup Servicing Fee are calculated based on the outstanding principal balance of each Contract. The Trustee Fee is calculated based on the aggregate principal balance of the Class A, M and B Certificates. The rate at which the premium on the Policy is calculated is based on the aggregate class principal balance of the Class A Certificates.

Expense Adjusted Contract Rate: With respect to any Contract, the then applicable interest rate thereon less the sum of (x) the Trustee Fee Rate, (y) the Servicing Fee Rate and (z) the Back-up Servicing Fee Rate, such interest to be calculated on an actual/360 basis.

Basis Risk Carryover Shortfall: With respect to any distribution date and the related class of Class A, M or B Certificates, the excess, if any, of: (1) the amount of interest that the related class of Certificates would have been entitled to receive on such distribution date had the Pass-Through Rate not been calculated based on the related Formula Rate, over (2) the amount of interest that the related class of Certificates received on such distribution date because the Pass-Through Rate for the related Certificates was calculated based on the related Adjusted Net WAC Cap Rate.

Interest Carryforward Amount: With respect to the Class A, Class M and Class B Certificates and each distribution date, the sum of (A) (1) the excess, if any, of (i) Current Interest for such class with respect to such distribution date or any prior distribution date over (ii) the amount actually distributed to such class with respect to Current Interest on such distribution date or prior distribution date, less (2) all amounts distributed on prior distribution dates in respect of the shortfall described in (1) for such class, and (B) interest on such excess (to the extent permitted by applicable law) at the applicable Pass-Through Rate.

Trustees Fee Rate: 0.005% per annum on the outstanding principal balance of the Class A, M and B Certificates.

Backup Servicing Fee Rate: 0.020% per annum on the outstanding principal balance of the Contracts.

Servicing Fee Rate: 1.00% per annum on the outstanding principal balance of the Contracts.

LIBOR Cap Counterparty Fee: $392,417 per month from and including the April 2002 distribution date to and including the March 2005 distribution date.

Yield Maintenance Agreements:

The Trust will benefit from a series of interest rate cap payments pursuant to three cap agreements (the "Yield Maintenance Agreements") between the Trust and the LIBOR Cap Counterparty, which are intended to partially mitigate the interest rate risk that could result from the difference between the Formula Rates on the Class A, Class M and Class B Certificates, other than the Class A-IO Certificates, and the weighted average coupon of the Contracts. The LIBOR Cap Counterparty is rated "AAA" by Standard & Poor's and "Aaa" by Moody's Investor Service.

On each distribution date, payments under the Yield Maintenance Agreements will be made based on a notional amount equal to the lesser of (x) the related balance schedule (as described in the table below) generated by applying a constant 8% CPR for the first 96 distribution dates, and $0 thereafter, and (y) the actual balance. It is anticipated that the cap agreements will begin with the strike rates set forth below:

	BALANCE SCHEDULE	STRIKE RATE	MONTHS
1)	66.61% of the aggregate principal balance of the Class A Certificates @ 8% CPR	8.25%	1 to 96
2)	66.61% of the aggregate principal balance of the Class M and Class B Certificates @ 8% CPR	5.25%	1 to 96
3)	100.00% of the aggregate principal balance of the adjustable-rate Contracts @ 8% CPR	12.25%	1 to 96

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for the Offered Certificates:

For the holders of the Class A Certificates:

1) Surety Bond: Ambac will provide a AAA/Aaa-rated (S&P/Moody's), 100% guaranty of ultimate principal and timely interest (other than any basis risk shortfall) on the Class A Certificates.
2) Subordination: the subordination of the Class M, Class B and Class C Certificates (initially, [34.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
3) Excess Spread (initially, [4.98]% per annum before losses).
4) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

For the holders of the Class M-1 Certificates:

1) Subordination: the subordination of the Class M-2, Class B and Class C Certificates (initially, [27.25]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

For the holders of the Class M-2 Certificates:

1) Subordination: the subordination of the Class B and Class C Certificates (initially, [20.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

For the holders of the Class B-1 Certificates:

1) Subordination: the subordination of the Class B-2 and Class C Certificates (initially, [13.00]% of the aggregate principal balance of the Contracts as of the Cut-off Date).
2) Excess Spread (initially, [4.98]% per annum before losses).
3) Overcollateralization Target: 100.00% of the aggregate principal balance of the Contracts.

Excess Spread: On each distribution date, excess spread, if any, will be available to cover losses and interest shortfalls. From and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of any remaining excess spread and, on and after the October 2002 distribution date, 100% of any remaining excess spread, will be used to make payments of interest and principal on the Class A Certificates (other than the Class A-IO Certificates), the Class M Certificates and the Class B Certificates, until paid in full, and be applied as net monthly excess cashflow, as described herein under "Priority of Payments—Interest" and "—Net Monthly Excess Cashflow."

Spread Holiday Payments: On the April 2002 distribution date, 100%, and from and including the May 2002 distribution date to and including the September 2002 distribution date, 50% of excess spread will not be available for payments of additional principal on the Offered Certificates. Spread Holiday Payments are made to the holder of the Class C Certificates after covering current period interest shortfalls and losses.

Allocated Realized Loss Amount: With respect to any distribution date and the Class M-1, Class M-2, Class B-1 and Class B-2 Certificates, the reduction of the Class Principal Balance of such Class on such distribution date as a result of the sum of the aggregate Class Principal Balance of the Class A, Class M and Class B Certificates exceeding the aggregate principal balance of the Contracts as of the last day of the related due period.

Realized Losses: If a Contract becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Contract. The amount of such insufficiency is a "Realized Loss." Realized Losses on the Contracts will be absorbed first, by Excess Spread, then by the overcollateralization amount then outstanding. Following the reduction of the overcollateralization amount to zero, all allocable Realized Losses will be allocated in the following order: first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-2 Certificates and fourth, to the Class M-1 Certificates. No Realized Losses will be allocated to the Class A Certificates.

Due Period: With respect to any distribution date, the immediately preceding calendar month.

Stepdown Date: The later of (a) the distribution date in April 2006 (i.e., the 49th distribution date), and (b) the first distribution date on which the aggregate principal balance of the Class A Certificates is less than or equal to [32]% of the aggregate principal balance of the Contracts for such distribution date.

Priority of Payments:

Payments of interest and principal on each Class of Certificates will be as follows:

Payments of Interest

Amounts received in respect of interest collections on the Contracts will be applied in the following order of priority:

1) The fees and expenses of the Servicer, the Backup Servicer, the Trustee, the LIBOR Cap Counterparty and Ambac;
2) To the Class A and Class A-IO Certificateholders, Current Interest plus any Interest Carryforward Amount for each such class;
3) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy;
4) To the Class M-1 Certificateholders, Current Interest;
5) To the Class M-2 Certificateholders, Current Interest;
6) To the Class B-1 Certificateholders, Current Interest;
7) To the Class B-2 Certificateholders, Current Interest;
8) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement; and
9) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

Payments of Principal

Amounts received in respect of principal collections from the Contracts (and other amounts paid to the Certificateholders as principal) will be applied in the following order of priority:

Prior to the Stepdown Date or if a Trigger Event (as defined herein) is in effect

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, until paid in full;
5) To the Class M-2 Certificateholders, until paid in full;
6) To the Class B-1 Certificateholders, until paid in full; and
7) To the Class B-2 Certificateholders, until paid in full.
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

On and after the Stepdown Date (so long as a Trigger Event is not in effect)

1) To the Class A Certificate Insurer, reimbursement for any unreimbursed prior draws made under the Policy to the extent not already paid under "Payments of Interest" above;
2) To the Class A Certificateholders, the Class A Principal Payment Amount, until paid in full;
3) To the Class A Certificate Insurer, any other amounts owed under the Insurance Agreement to the extent not already paid under "Payments of Interest" above;
4) To the Class M-1 Certificateholders, the Class M-1 Principal Payment Amount, until paid in full;
5) To the Class M-2 Certificateholders, the Class M-2 Principal Payment Amount, until paid in full;
6) To the Class B-1 Certificateholders, the Class B-1 Principal Payment Amount, until

paid in full;
7) To the Class B-2 Certificateholders, the Class B-2 Principal Payment Amount, until paid in full; and
8) Any remainder to be distributed as described below under "Net Monthly Excess Cashflow."

<u>Net Monthly Excess Cashflow</u>

Any remaining amounts will be applied in the following order of priority to the extent available for such purpose:

1) To the Trustee, reimbursement for any extraordinary expenses;
2) To the Class M-1 Certificateholders, any Interest Carryforward Amount;
3) To the Class M-2 Certificateholders, any Interest Carryforward Amount;
4) To the Class B-1 Certificateholders, any Interest Carryforward Amount;
5) To the Class B-2 Certificateholders, any Interest Carryforward Amount;
6) To the Class A Certificateholders, any Unpaid Class A Basis Risk Shortfall;
7) To the Class M-1 Certificateholders, any Unpaid Class M-1 Basis Risk Shortfall;
8) To the Class M-2 Certificateholders, any Unpaid Class M-2 Basis Risk Shortfall;
9) To the Class B-1 Certificateholders, any Unpaid Class B-1 Basis Risk Shortfall;
10) To the Class B-2 Certificateholders, any Unpaid Class B-2 Basis Risk Shortfall;
11) To the Class C Certificateholders, the spread holiday payment amount;
12) Any remaining available excess cashflow (including any unused amounts from the Yield Maintenance Agreements), will be allocated as additional principal as set forth under "Payments of Principal" above; and
13) To the holder of the Class C Certificates, any available remaining excess cashflow.

Principal Priority: Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal collections from the Contracts will be paid to the Class A Certificates (as described under "Priority of Payments" above and under "Class A Principal Payment Amount" below), *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates, in each case until paid in full.

On or after the Stepdown Date, if a Trigger Event is not in effect, the applicable class Principal Payment Amount will be calculated such that all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: First, to the Class A Certificates, in the proportions described under the definition of "Class A Principal Payment Amount," such that the Class A Certificates will have [68.00]% subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have [54.50]% subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have [40.00]% subordination, fourth, to the Class B-1 Certificates such that the Class B-1 Certificates will have [26.00]% subordination, and last, to the B-2 Certificates any remaining amounts; *provided, however,* that if the Class A Certificates have been retired, principal collections will be applied sequentially in the following order of priority: First, to the Class M-1 Certificates. Second, to the Class M-2 Certificates. Third, to the Class B-1 Certificates. Fourth, to the Class B-2 Certificates, in each case until paid in full.

Class A Principal Payment Amount: The excess of (x) the Certificate Principal Balance of the Class A Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [68.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Each month, principal will be allocated to the Class A-2 Certificates in an amount equal to the product of (a) the fraction, (1) the numerator of which is equal to principal collections from the Group II Contracts and (2) the denominator of which is equal to principal collections from both the Group I and Group II Contracts, (b) approximately 63.93201% and (c) the amount of principal (including additional principal) allocable to the Class A Certificates on such distribution date (the "Monthly Class A-2 Certificate Principal Allocation"). The monthly principal allocation for the Class A-1 Certificates will be equal to the excess of (a) the amount of principal (including additional principal) allocable to the Class A Certificates on such distribution date and (b) the Monthly Class A-2 Certificate Principal Allocation.

Class M-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [54.50]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class M-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A Certificates and the Class M-1 Certificates (after taking into account the payment of the Class A Principal Payment Amount and the Class M-1 Principal Payment Amount on such distribution date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [40.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-1 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-1 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the sum of [26.00]% and the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class B-2 Principal Payment Amount: The excess of (x) the sum of (i) the Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class B-1 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class B-1 Principal Payment Amounts on such distribution date) and (ii) the Certificate Principal Balance of the Class B-2 Certificates immediately prior to such distribution date over (y) the lesser of (A) the product of (i) the percentage (but not less than zero) which is equal to 100% minus the Class Principal Payment Amount Calculation Fraction and (ii) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period) and (B) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Class Payment Amount Calculation Fraction: For any distribution date, the percentage equivalent of a fraction, the numerator of which is (x) the overcollateralization amount and the denominator of which is (y) the aggregate Stated Principal Balance of the Contracts as of the last day of the related due period (after giving effect to scheduled principal payments during the related due period, to the extent received or advanced, and unscheduled principal collections received during the related due period).

Overcollateralization Amount: With respect to any distribution date, the amount, if any, by which the aggregate outstanding principal balance of the Contracts (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related due period) exceeds the aggregate Class Principal Balance of the Certificates as of such distribution date after giving effect to distributions to be made on such distribution date. The Overcollateralization Amount is represented by the Class C Certificates.

Trigger Event: A Trigger Event will not exist with respect to any distribution date on or after the Stepdown Date if, during the applicable period, each of the applicable standards specified below for the Cumulative Realized Loss Test, the Rolling 12-month Realized Loss Ratio Test and the Rolling 3-month 60+ Day Delinquency Test are satisfied:

Cumulative Realized Loss Test

1) Beginning on the distribution date on April 2006 and ending on the distribution date in March 2007, if the Cumulative Realized Loss Percentage does not exceed [10.00]%;
2) Beginning on the distribution date on April 2007 and ending on the distribution date in March 2008, if the Cumulative Realized Loss Percentage does not exceed [11.00]%;
3) Beginning on the distribution date on April 2008 and ending on the distribution date in March 2009, if the Cumulative Realized Loss Percentage does not exceed [12.00]%;
4) Beginning on the distribution date on April 2009 and thereafter, if the Cumulative Realized Loss Percentage does not exceed [13.00]%.

Rolling 12-month Realized Loss Ratio Test

The 12-month Realized Loss Ratio (as defined below) does not exceed [4.50]%.

Rolling 3-month 60+ Day Delinquency Test

The three-month rolling average of the Contracts that are 60 days or more delinquent does not exceed [8.00]%.

Twelve-Month Realized Loss Ratio: As to any distribution date, the percentage equivalent of the fraction, the numerator of which is the arithmetic average of the aggregate net liquidation losses for twelve preceding collection period related to such distribution date and the denominator of which is the arithmetic average of the aggregate principal balance of the Contracts for such distribution date and the preceding eleven distribution dates, the result of which is multiplied by twelve.

Monthly Advances: The Servicer will advance its own funds to cover any shortfalls in payments of principal and interest due on the Contracts in any month in which: (i) the Servicer received a payment on a contract that is less than the full scheduled payment or (ii) the Servicer receives no payment on the Contract; and, in each case, the Servicer determines that the advance will be recoverable from future payments or collections on that contract.

Prospectus: The Offered Certificates are being offered pursuant to a prospectus supplement and the prospectus (the "Prospectus"). Additional information with respect to the Offered Certificates and the collateral is contained in the Prospectus. The material presented herein is qualified in its entirety by the information appearing in the Prospectus, including the exhibits thereto. To the extent that the foregoing is inconsistent with the Prospectus, the Prospectus shall govern in all respects. Sales of the Offered Certificates may not be consummated unless the purchaser has received the Prospectus. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Prospectus.

Prepayment Sensitivity Tables

Class A-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	4.52	3.01	2.54	2.19	1.91	1.69
Modified Duration (years)	4.20	2.85	2.42	2.09	1.84	1.63
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	8/25/10	4/25/08	7/25/07	11/25/06	5/25/06	11/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	101	73	64	56	50	44
Illustrative Yield @ Par (30/360)	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Class A-2 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	5.20	3.23	2.73	2.36	2.08	1.85
Modified Duration (years)	4.79	3.05	2.59	2.26	2.00	1.78
First Principal Payment	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02	4/25/02
Last Principal Payment	12/25/10	6/25/08	8/25/07	12/25/06	7/25/06	12/25/05
Principal Lockout (months)	0	0	0	0	0	0
Principal Window (months)	105	75	65	57	52	45
Illustrative Yield @ Par (30/360)	2.30%	2.30%	2.30%	2.30%	2.30%	2.30%

Class A-IO *(to call)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	16.40	9.75	7.84	6.45	5.42	4.64
Modified Duration (years)	3.61	3.65	3.63	3.57	3.48	3.37
Illustrative Yield @ 1.25% (30/360)	22.67%	16.14%	12.67%	8.99%	4.96%	0.68%

Class M-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.16	6.58	5.72	5.10	4.69	4.22
Modified Duration (years)	7.82	5.85	5.15	4.63	4.29	3.89
First Principal Payment	12/25/10	6/25/08	8/25/07	12/25/06	4/25/06	12/25/05
Last Principal Payment	10/25/11	2/25/09	4/25/08	10/25/07	5/25/07	1/25/07
Principal Lockout (months)	104	74	64	56	48	44
Principal Window (months)	11	9	9	11	14	14
Illustrative Yield @ Par (30/360)	3.22%	3.22%	3.22%	3.22%	3.22%	3.22%

Class M-2 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	9.95	7.35	6.50	5.90	5.35	4.94
Modified Duration (years)	7.97	6.20	5.58	5.13	4.70	4.37
First Principal Payment	10/25/11	2/25/09	4/25/08	2/25/07	4/25/06	6/25/06
Last Principal Payment	7/25/12	12/25/09	3/25/09	8/25/08	2/25/08	9/25/07
Principal Lockout (months)	114	82	72	58	48	50
Principal Window (months)	10	11	12	19	23	16
Illustrative Yield @ Par (30/360)	4.25%	4.25%	4.25%	4.25%	4.25%	4.25%

Class B-1 *(to call / to maturity)*

MHP (%)	0%	100%	150%	200%	250%	300%
Average Life (years)	10.72	8.16	7.31	6.53	5.84	5.31
Modified Duration (years)	8.02	6.49	5.93	5.40	4.90	4.52
First Principal Payment	7/25/12	12/25/09	6/25/08	2/25/07	4/25/06	5/25/06
Last Principal Payment	4/25/13	10/25/10	1/25/10	4/25/09	10/25/08	4/25/08
Principal Lockout (months)	123	92	74	58	48	49
Principal Window (months)	10	11	20	27	31	24
Illustrative Yield @ Par (30/360)	5.29%	5.29%	5.29%	5.29%	5.29%	5.29%

Note: The Class M-2 and Class and B-1 Certificates will be offered at dollar prices below par.

Adjusted Net WAC Cap Rate
(Scenario: Index Values @ 20.0%)

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	7.521	37	19.590	73	17.758
2	18.087	38	19.884	74	17.968
3	17.837	39	19.536	75	17.531
4	18.085	40	19.829	76	17.736
5	17.836	41	19.479	77	17.294
6	17.836	42	19.450	78	17.172
7	18.086	43	19.740	79	17.370
8	17.822	44	19.387	80	16.921
9	18.691	45	19.676	81	17.113
10	18.406	46	19.322	82	16.658
11	18.389	47	19.287	83	16.523
12	19.234	48	20.283	84	17.417
13	18.355	49	19.214	85	16.240
14	18.605	50	19.497	86	16.416
15	18.321	51	19.138		
16	18.571	52	19.419		
17	18.286	53	19.057		
18	18.269	54	19.015		
19	18.518	55	19.293		
20	18.233	56	18.928		
21	19.126	57	19.203		
22	18.820	58	18.835		
23	18.801	59	18.788		
24	19.373	60	19.771		
25	18.760	61	18.685		
26	19.024	62	18.954		
27	18.716	63	18.578		
28	18.979	64	18.843		
29	18.670	65	18.464		
30	18.646	66	18.406		
31	18.906	67	18.667		
32	18.596	68	18.281		
33	19.182	69	18.503		
34	18.861	70	18.079		
35	18.834	71	17.975		
36	19.748	72	18.533		

Selected Assumptions: 1) 1-mo. LIBOR, 1-yr. LIBOR and 1-yr. UST each equal 20.0% per annum.
2) 200% MHP

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Selected Characteristics of the Contracts
As of the Cut-off Date

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	**I**	**II**		
Percent of Total	**50.80%**	**17.82%**	**31.38%**	**100.00%**
Current Principal Balance	$428,182,416.39	$150,211,859.05	$264,527,994.46	$842,922,269.90
Number of Contracts	12,434	4,466	5,368	22,268
Average Original Balance	$35,899	$35,271	$49,664	$39,091
Average Current Balance	$34,436	$33,635	$49,279	$37,854
Up to $20,000.00	7.19%	8.15%	2.05%	5.75%
$20,000.01 to $25,000.00	6.36%	8.62%	2.43%	5.53%
$25,000.01 to $30,000.00	10.25%	10.65%	5.06%	8.69%
$30,000.01 to $35,000.00	12.85%	9.97%	5.59%	10.06%
$35,000.01 to $40,000.00	12.65%	9.94%	6.55%	10.25%
$40,000.01 to $45,000.00	11.17%	10.00%	7.51%	9.81%
$45,000.01 to $50,000.00	10.28%	9.34%	8.68%	9.61%
$50,000.01 to $55,000.00	8.70%	8.26%	9.79%	8.96%
$55,000.01 to $60,000.00	7.28%	5.57%	8.64%	7.40%
$60,000.01 to $65,000.00	5.35%	4.27%	7.33%	5.78%
$65,000.01 to $70,000.00	3.15%	3.41%	6.41%	4.22%
$70,000.01 to $75,000.00	2.01%	2.56%	5.01%	3.05%
$75,000.01 to $80,000.00	1.44%	2.23%	4.52%	2.55%
$80,000.01 to $85,000.00	0.62%	1.36%	3.80%	1.75%
$85,000.01 to $90,000.00	0.41%	1.39%	3.39%	1.52%
$90,000.01 to $95,000.00	0.11%	0.86%	2.93%	1.13%
$95,000.01 to $100,000.00	0.07%	0.85%	1.91%	0.79%
$100,000.01 or greater	0.10%	2.58%	8.41%	3.15%
Gross Contract Rate				
WA Gross Contract Rate	10.285%	10.827%	8.326%	9.767%
4.001% to 5.000%	–	0.04%	1.09%	0.35%
5.001% to 6.000%	0.08%	0.36%	9.33%	3.03%
6.001% to 7.000%	0.06%	0.04%	19.25%	6.08%
7.001% to 8.000%	2.25%	2.31%	20.64%	8.03%
8.001% to 9.000%	25.70%	20.43%	18.82%	22.60%
9.001% to 10.000%	24.82%	24.29%	14.01%	21.33%
10.001% to 11.000%	15.85%	14.23%	7.01%	12.79%
11.001% to 12.000%	16.19%	12.09%	3.94%	11.61%
12.001% to 13.000%	10.29%	10.59%	3.65%	8.26%
13.001% to 14.000%	3.58%	5.23%	1.18%	3.12%
14.001% to 15.000%	1.11%	3.71%	0.62%	1.42%
15.001% to 16.000%	0.08%	3.03%	0.40%	0.70%
16.001% to 17.000%	–	1.58%	0.06%	0.30%
17.001% to 18.000%	–	1.70%	–	0.30%

18.001% or greater	–	0.38%	0.01%	0.07%

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
Margin				
WA Margin	–	–	6.39%	–
1.000% to 1.999%	–	–	0.13%	–
2.000% to 2.999%	–	–	0.86%	–
3.000% to 3.999%	–	–	8.02%	–
4.000% to 4.999%	–	–	14.18%	–
5.000% to 5.999%	–	–	22.56%	–
6.000% to 6.999%	–	–	18.81%	–
7.000% to 7.999%	–	–	13.22%	–
8.000% to 8.999%	–	–	9.99%	–
9.000% or 9.999%	–	–	5.94%	–
10.000% or greater	–	–	6.29%	–
Lifetime Rate Cap				
WA Lifetime Rate Cap	–	–	13.34%	–
9.000% to 9.999%	–	–	0.17%	–
10.000% to 10.999%	–	–	6.07%	–
11.000% to 11.999%	–	–	20.90%	–
12.000% to 12.999%	–	–	20.08%	–
13.000% to 13.999%	–	–	20.35%	–
14.000% to 14.999%	–	–	13.47%	–
15.000% to 15.999%	–	–	8.04%	–
16.000% to 16.999%	–	–	4.03%	–
17.000% or 17.999%	–	–	3.81%	–
18.000% or greater	–	–	3.06%	–
Months to Roll	–	–	8	-
Rate Reset Frequency (months)	–	–	12	–
Index Type				
1-year LIBOR	–	–	99.90%	–
1-year UST	–	–	0.10%	–
Remaining Term				
WA Remaining Term (months)	280	263	311	287
Not Available	–	0.02%	–	0.00%
Up to 60	0.55%	0.69%	0.08%	0.42%
61 to 120	2.35%	4.65%	1.30%	2.43%
121 to 180	7.48%	12.23%	5.77%	7.79%
181 to 240	17.74%	43.40%	25.14%	24.63%
241 to 300	11.65%	5.03%	2.59%	7.62%
301 to 360	60.24%	33.99%	65.13%	57.10%
Original Term (months)	311	270	314	305
Age (months)	31	7	3	18

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
LTV				
WA LTV	89.13%	88.83%	88.61%	88.92%
Not Available	0.14%	2.06%	0.32%	0.54%
Up to 70.00%	1.87%	3.70%	2.83%	2.50%
70.01% to 80.00%	5.75%	9.23%	9.13%	7.43%
80.01% to 90.00%	36.41%	33.55%	34.53%	35.31%
90.01% to 100.00%	55.83%	50.78%	53.12%	54.08%
100.01% to 110.00%	–	0.51%	0.08%	0.11%
110.01% or greater	–	0.17%	–	0.03%
Credit Score				
WA Credit Score (Non-Zero)	629	671	680	653
400 to 499	0.30%	0.10%	0.01%	0.17%
500 to 519	0.94%	0.17%	0.05%	0.52%
520 to 539	2.76%	0.57%	0.20%	1.57%
540 to 559	5.81%	0.73%	0.26%	3.17%
560 to 579	8.83%	3.72%	2.49%	5.93%
580 to 599	11.97%	5.63%	3.59%	8.21%
600 to 619	13.83%	9.57%	7.65%	11.13%
620 to 639	12.12%	11.34%	11.27%	11.72%
640 to 659	10.16%	11.55%	13.94%	11.59%
660 to 679	7.56%	11.65%	14.01%	10.31%
680 to 699	5.22%	10.40%	10.56%	7.82%
700 to 719	3.60%	8.77%	9.48%	6.36%
720 to 739	3.10%	6.89%	7.93%	5.29%
740 to 759	2.36%	6.80%	7.82%	4.86%
760 to 779	1.50%	4.48%	5.19%	3.19%
780 to 799	0.86%	2.65%	3.40%	1.98%
800 and Greater	0.30%	0.81%	1.37%	0.72%
Not Available	8.78%	4.18%	0.78%	5.45%
Occupancy Status				
Owner Occupied	97.34%	80.66%	90.86%	92.34%
Non-Owner Occupied	2.66%	19.34%	9.14%	7.66%
Loan Purpose				
Purchase	99.51%	97.49%	99.92%	99.28%
Refinance	0.49%	0.76%	0.08%	0.41%
Other	–	1.74%	–	0.31%

INFORMATION CONTAINED HEREIN (1) WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT, AND (2) WILL SUPERSEDE THE INFORMATION CONTAINED IN THE PRIOR COMPUTATIONAL MATERIALS

Category	Fixed (Seasoned)	Fixed (New)	ARM (New)	Aggregate Pool
Contract Group	I	II		
Percent of Total	50.80%	17.82%	31.38%	100.00%
Collateral Size				
Single Wide	41.29%	28.71%	14.44%	30.62%
Double Wide	56.68%	68.11%	82.41%	66.79%
Multi Wide	2.02%	1.40%	3.16%	2.27%
Not Available	–	1.78%	–	0.32%
Collateral Location				
In Park	32.09%	27.99%	20.15%	27.61%
Not In Park	63.16%	61.71%	72.20%	65.74%
Not Available	4.76%	10.30%	7.65%	6.65%
Collateral Status				
New	83.09%	58.31%	90.38%	80.96%
Used	11.10%	7.69%	4.64%	8.47%
Repossession/Refinance	5.81%	32.22%	4.99%	10.26%
Not Available	–	1.78%	–	0.32%
Land Home Status				
Yes	0.00%	20.93%	34.13%	14.44%
No	100.00%	79.07%	65.87%	85.56%
States > 5%	14.38% TX 7.56% GA 7.05% AL 6.29% NC	14.57% TX 9.11% GA 5.83% AL	8.89% NC 8.29% FL 7.89% TX 5.82% GA	12.38% TX 7.29% GA 6.83% NC 6.00% AL 5.64% FL

Delinquency Status: As of the Cut-off Date, no more than 2.00% of the aggregate principal balance of the Contracts will be 30 to 59 days delinquent, no more than 1.00% of the aggregate principal balance of the Contracts will be 60 to 89 days delinquent and none of the Contracts will be 90 or more days delinquent.